AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1996.

                                                      REGISTRATION NO.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

                          PRE-EFFECTIVE AMENDMENT NO. 1               [ ]

                          POST-EFFECTIVE AMENDMENT NO.                [ ]

                                       AND

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940               [X]
                                  AMENDMENT NO.                       [ ]
                        (Check appropriate box or boxes)

                                   ----------


                    PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM

                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)


                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (800) 445-4571
          (Address and telephone number of principal executive offices)

                                   ----------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)

                                   ----------
     INDIVIDUAL VARIABLE ANNUITY CONTRACTS--The Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                                   ----------

     Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                               CROSS REFERENCE SHEET

                                  (AS REQUIRED BY RULE 495(A) UNDER THE 1933 ACT)

                                                  --------------

N-4 ITEM NUMBER AND CAPTION                             LOCATION
---------------------------                             --------
PART A

 1.   Cover Page ..................................     Cover Page

 2.   Definitions .................................     Definitions of Special Terms Used in This Prospectus

 3.   Synopsis ....................................     Brief Description of the Contract

 4.   Condensed Financial Information .............     N/A


 5.   General Description of Registrant,
      Depositor, and Portfolio Companies ..........     General Information About Pruco Life of New Jersey, The
                                                        Pruco Life of New Jersey Flexible Premium Variable Annuity
                                                        Account, and The Investment Options Available Under the
                                                        Contract; The Interest-Rate Investment Options and
                                                        Investments by Pruco Life of New Jersey


 6.   Deductions and Expenses .....................     Brief Description of the Contract; Charges, Fees, and
                                                        Deductions

 7.   General Description of Variable
      Annuity Contracts ...........................     Part A: Brief Description of the Contract; Allocation of
                                                        Purchase Payments; Transfers; Death Benefit; The
                                                        Interest-Rate Investment Options and Investments by Pruco
                                                        Life of New Jersey; Voting Rights; Ownership of the Contract;
                                                        State Regulation


 8.   Annuity Period ..............................     Brief Description of the Contract; Effecting an Annuity

 9.   Death Benefit ...............................     Death Benefit; Effecting an Annuity


10.   Purchases and Contract Value ................     Brief Description of the Contract; Pruco Life Insurance
                                                        Company of New Jersey; Requirements for Issuance of a
                                                        Contract; Valuation of a Contract Owner's Contract Fund


11.   Redemptions .................................     Brief Description of the Contract; Short-Term
                                                        Cancellation Right or "Free Look"; Withdrawals; Charges,
                                                        Fees and Deductions; Effecting an Annuity

12.   Taxes .......................................     Premium Taxes and Taxes Attributable to Purchase
                                                        Payments; Federal Tax Status

13.   Legal Proceedings ...........................     Litigation

14.   Table of Contents of the Statement of
      Additional Information ......................     Additional Information



N-4 ITEM NUMBER AND CAPTION                             LOCATION
---------------------------                             --------
PART B

15.   Cover Page ..................................     Cover Page

16.   Table of Contents ...........................     Contents

17.   General Information and History .............     Not Applicable

18.   Services ....................................     Part A: Experts

19.   Purchase of Securities Being Offered ........     Part A: Brief Description of the Contract; Charges, Fees
                                                        and Deductions; Sale of the Contract and Sales Commissions

20.   Underwriters ................................     Part A: Sale of the Contract and Sales Commissions
                                                        Part B: Principal Underwriters

21.   Calculation of Performance Data .............     Performance Information

22.   Annuity Payments ............................     Part A: Valuation of a Contract Owner's Contract Fund;
                                                        Effecting an Annuity


23.   Financial Statements ........................     Part A: Consolidated Financial Statements of Pruco Life
                                                        Insurance Company of New Jersey


PART C

     Information required to be included in Part C is set forth under the appropriate Item, so numbered in Part C to this Registration Statement.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

PROSPECTUS


___________, 1996

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE ANNUITY CONTRACTS

PRUCO LIFE OF NEW JERSEY MARKET-VALUE ADJUSTMENT ANNUITY CONTRACTS


DISCOVERY SELECT


This prospectus describes the DISCOVERY SELECT(SM) Annuity Contract*, an individual variable annuity contract offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "we" or "us"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("The Prudential").

This prospectus describes the Discovery Select(SM) Annuity Contract that is available to residents of New York only.


The Contract is purchased by making an initial payment of $10,000 or more. Additional payments of $1,000 or more may also be made. Following the deduction for any applicable taxes, the purchase payments may be allocated as you direct in one or more of the following ways.


o They may be allocated to one or more of nineteen subaccounts, each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. (the "Prudential Series Fund") or other listed portfolios (collectively, the "Funds"):


                                     THE PRUDENTIAL SERIES FUND, INC.
Money Market Portfolio               Stock Index Portfolio             Prudential Jennison Portfolio
Diversified Bond Portfolio           Equity Income Portfolio           Global Portfolio
High Yield Bond Portfolio            Equity Portfolio

                                    AIM VARIABLE INSURANCE FUNDS, INC.
                           AIM V.I. Growth and Income Fund   AIM V.I. Value Fund

               JANUS ASPEN SERIES                                     MFS VARIABLE INSURANCE TRUST
Growth Portfolio     International Growth Portfolio            Emerging Growth Series     Research Series

             OCC ACCUMULATION TRUST                                 T. ROWE PRICE EQUITY SERIES, INC.
Managed Portfolio         Small Cap Portfolio                            Equity Income Portfolio

       T. ROWE PRICE INTERNATIONAL SERIES, INC.                           WARBURG PINCUS TRUST
            International Stock Portfolio                            Post-Venture Capital Portfolio

o They may be allocated to a fixed-rate option which guarantees a stipulated rate of interest for a one year period.

o They may be allocated to a market-value adjustment option which guarantees a stipulated rate of interest if held for a seven year period.

                                                          Continued on next page
                                   ----------

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS. EACH OF THESE PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY    PRUDENTIAL ANNUITY SERVICE CENTER
213 Washington Street                         300 Columbus Circle
Newark, New Jersey 07102-2992                 Edison, New Jersey 08837
                                              Telephone: 1-888-PRU-2888
                                                         (toll free)

* DISCOVERY SELECT is a service mark of The Prudential.

Continued from front cover

The value allocated to the subaccounts will vary daily with the investment performance of those accounts. If amounts allocated to a market-value adjustment option are withdrawn or transferred prior to the expiration of the interest rate period, the contract value will be subject to a Market-Value Adjustment, which could result in receipt of more or less than the original amount allocated to that option. On the annuity date, the cash value will be applied to effect a fixed-dollar annuity. Upon annuitization, your participation in the investment options ceases. Prior to that annuity date, you may withdraw in whole or in part the cash value of the Contract.


This prospectus provides information a prospective investor should know before investing. Additional information about the Contract has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated ___________, 1996, which information is incorporated herein by reference, and is available without charge upon written request to Prudential Annuity Service Center, 300 Columbus Circle, Edison, New Jersey 08837, or by telephoning 1-888-PRU-2888 (toll free).


The accompanying prospectuses for the Funds and the related statements of additional information describe the investment objectives and risks of investing in the portfolios. Additional portfolios and subaccounts may be offered in the future.

The Contents of the Statement of Additional Information with respect to the Contract appear on page 29 of this prospectus.

                               PROSPECTUS CONTENTS

                                                                            PAGE
                                                                            ----
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS ......................    1

BRIEF DESCRIPTION OF THE CONTRACT .........................................    2

FEE TABLE .................................................................    4

GENERAL INFORMATION ABOUT PRUCO LIFE OF NEW JERSEY, THE PRUCO LIFE
 OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT, AND
 THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT ......................    9
   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY .............................    9
   PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT .....    9
   THE FUNDS ..............................................................    9
   THE INTEREST-RATE INVESTMENT OPTIONS AND INVESTMENTS BY
     PRUCO LIFE OF NEW JERSEY .............................................   11

DETAILED INFORMATION ABOUT THE CONTRACT ...................................   12
   REQUIREMENTS FOR ISSUANCE OF A CONTRACT ................................   12
   SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK" ...........................   12
   ALLOCATION OF PURCHASE PAYMENTS ........................................   12
   ASSET ALLOCATION PROGRAM ...............................................   12
   CASH VALUE .............................................................   13
   GUARANTEED INTEREST RATE PERIODS .......................................   13
   WHAT HAPPENS WHEN AN INTEREST CELL REACHES ITS MATURITY DATE? ..........   13
   TRANSFERS ..............................................................   13
   DOLLAR COST AVERAGING ..................................................   13
   AUTO-REBALANCING .......................................................   14
   WITHDRAWALS ............................................................   14
   AUTOMATED WITHDRAWALS ..................................................   14
   MARKET-VALUE ADJUSTMENT ................................................   15
   DEATH BENEFIT ..........................................................   15
   VALUATION OF A CONTRACT OWNER'S CONTRACT FUND ..........................   15

CHARGES, FEES AND DEDUCTIONS ..............................................   16
   PREMIUM TAXES AND TAXES ATTRIBUTABLE TO PURCHASE PAYMENTS ..............   16
   ADMINISTRATIVE CHARGE ..................................................   16
   CHARGE FOR ASSUMING MORTALITY AND EXPENSE RISKS ........................   17
   EXPENSES INCURRED BY THE FUNDS .........................................   17
   WITHDRAWAL CHARGE ......................................................   17
   TRANSACTION CHARGE .....................................................   18
   CRITICAL CARE ACCESS ...................................................   18

FEDERAL TAX STATUS ........................................................   18
   DIVERSIFICATION AND INVESTOR CONTROL ...................................   18
   TAXES PAYABLE BY CONTRACT OWNERS .......................................   18
   WITHHOLDING ............................................................   19
   IMPACT OF FEDERAL INCOME TAXES .........................................   19
   IRS REQUIRED DISTRIBUTIONS ON DEATH OF OWNER ...........................   20
   TAXES ON PRUCO LIFE OF NEW JERSEY ......................................   20
   CONTRACTS USED IN CONNECTION WITH TAX FAVORED PLANS ....................   20
   IRAS ...................................................................   21
   SEPS ...................................................................   21
   TDAS ...................................................................   21
   ELIGIBLE DEFERRED COMPENSATION PLANS OF STATE OR LOCAL
     GOVERNMENTS AND TAX EXEMPT ORGANIZATIONS .............................   22
   QUALIFIED PENSION AND PROFIT SHARING PLANS .............................   22
   MINIMUM DISTRIBUTION OPTION ............................................   22
   WITHHOLDING ON TAX FAVORED PLANS .......................................   23
   ERISA DISCLOSURE .......................................................   23
   ADDITIONAL ERISA REQUIREMENTS ..........................................   23

EFFECTING AN ANNUITY ......................................................   24
   ANNUITY PAYMENTS FOR A FIXED PERIOD ....................................   24
   LIFE ANNUITY WITH 120 PAYMENTS CERTAIN .................................   24
   INTEREST PAYMENT OPTION ................................................   24
   LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT ANNUITY
     PURCHASE RATES .......................................................   24

OTHER INFORMATION .........................................................   25
   MISSTATEMENT OF AGE OR SEX .............................................   25
   SALE OF THE CONTRACT AND SALES COMMISSIONS .............................   25
   VOTING RIGHTS ..........................................................   25
   SUBSTITUTION OF FUND SHARES ............................................   26
   OWNERSHIP OF THE CONTRACT ..............................................   26
   PERFORMANCE INFORMATION ................................................   26
   REPORTS TO CONTRACT OWNERS .............................................   26
   STATE REGULATION .......................................................   26
   EXPERTS ................................................................   27
   LITIGATION .............................................................   27
   STATEMENT OF ADDITIONAL INFORMATION ....................................   27
   ADDITIONAL INFORMATION .................................................   27
   FINANCIAL STATEMENTS ...................................................   27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF  OPERATIONS .................................................   29

DIRECTORS AND OFFICERS ....................................................   35

EXECUTIVE COMPENSATION ....................................................   36

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE OF NEW JERSEY
   INSURANCE COMPANY ......................................................  B-1


MARKET-VALUE ADJUSTMENT FORMULA ...........................................  C-1

                    DEFINITIONS OF SPECIAL TERMS USED IN THIS
                                   PROSPECTUS


ACCOUNT--See the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"), below.


ANNUITANT--The person or persons, designated by the Contract owner, upon whose life or lives monthly annuity payments are based after an annuity is effected.

ANNUITY CONTRACT--A contract designed to provide an annuitant with an income, which may be a lifetime income, beginning on the annuity date.

ANNUITY DATE--The date, specified in the Contract, when annuity payments begin.

BOARD--Either the Board of Directors or Board of Trustees of a Fund.

CASH VALUE--The surrender value of the Contract, which equals the Contract Fund plus or minus any Market-Value Adjustments less any withdrawal charge and any administrative charge due upon surrender.

CHARGE-FREE AMOUNT--The amount of purchase payments in your Contract Fund that is not subject to a withdrawal charge.

CONTRACT ANNIVERSARY--The same day and month as the Contract date in each later year.


CONTRACT DATE--The date Pruco Life of New Jersey received the initial purchase payment and necessary documentation for the Contract.


CONTRACT FUND--The total value attributable to a specific Contract representing amounts invested in all the subaccounts and in the interest-rate investment options.

CONTRACT OWNER--you. the person who purchases a DISCOVERY SELECTSM Contract and makes the purchase payments. The owner will usually also be an annuitant, but need not be. The owner has all rights in the Contract before the annuity date. Subject to certain limitations and requirements described in this prospectus, these rights include the right to make withdrawals or surrender the Contract, to designate and change the beneficiaries who will receive the proceeds at the death of the annuitant before the annuity date, to transfer funds among the investment options, and to designate a mode of settlement for the annuitant on the annuity date.

CONTRACT YEAR--A year that starts on the Contract Date or on a Contract anniversary.


FIXED-RATE OPTION--An investment option under which Pruco Life of New Jersey credits interest to the amount allocated at a guaranteed interest rate periodically declared in advance by Pruco Life of New Jersey but not less than 3%.


GUARANTEED INTEREST RATE--The effective annual interest rate credited during the interest rate period.


INTEREST CELL--A division of the interest-rate investment options which is established whenever you allocate or transfer money into an interest-rate investment option. The amount in the interest cell is credited with a guaranteed interest rate, declared in advance by Pruco Life of New Jersey and never less than 3%, if held for the duration of the cell's interest rate period.


INTEREST-RATE INVESTMENT OPTIONS--The fixed-rate option and the market-value adjustment option.

INTEREST RATE PERIOD--The period for which the guaranteed interest rate is credited.


MARKET-VALUE ADJUSTMENT--If amounts are withdrawn or transferred from a market-value adjustment option before the end of the interest rate period, a Market-Value Adjustment will occur. A Market-Value Adjustment may result in an increase, decrease or no change in the value of the money that was in the interest cell. For the formula used to calculate the adjustment, see MARKET-VALUE ADJUSTMENT FORMULA, on page C-1.


MARKET-VALUE ADJUSTMENT OPTION ("MVA OPTION") --An interest-rate investment option subject to a Market-Value Adjustment.


THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT (THE "ACCOUNT")--A separate account of Pruco Life of New Jersey registered as a unit investment trust under the Investment Company Act of 1940.


SUBACCOUNT--A division of the Account, the assets of which are invested in shares of the corresponding portfolio of the funds.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios are calculated, which is generally at 4:15 p.m. New York City time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTIONS--The subaccounts.

                        BRIEF DESCRIPTION OF THE CONTRACT


The DISCOVERY SELECT(SM) Annuity Contract offers you a way to invest on a tax-deferred basis in a variety of investment options and provide income protection for later life by financing annuity payments commencing on the annuity date. The Contract is a variable annuity contract. The value of the Contract depends upon investment results of the investment option[s]. Currently, you may place the invested portion of your purchase payments into one or a combination of variable and interest-rate investment options. Amounts held under the Contract may be withdrawn, in whole or in part, prior to the annuity date. The Contract also provides for a death benefit.


The Contract is purchased by making an initial payment of at least $10,000. Additional payments of $1,000 or more may also be made. After the deduction of any charge for taxes attributable to purchase payments is made, purchase payments are allocated to the subaccounts and/or the fixed-rate investment or Market-Value Adjustment Options in accordance with your instructions.

Currently, there are nineteen variable investment options, each of which is called a subaccount. The assets of each subaccount are invested in a corresponding portfolio of one of the Funds.

The FIXED-RATE OPTION guarantees a stipulated rate of interest for a one-year period. The MARKET-VALUE ADJUSTMENT OPTION (the "MVA option") guarantees a stipulated rate of interest if held for a seven-year period.


The quoted interest rates will be expressed as an effective annual yield. Interest will be credited daily throughout the interest rate period at a rate that will provide the guaranteed annual effective yield over the period of one year. The MVA and fixed-rate options are made up of individual "interest cells" each of which is established whenever you allocate or transfer money into those options. Your Pruco Life of New Jersey representative will tell you the rates of interest currently in effect. This rate will never be below 3%.

The value of each Market-Value Adjustment interest cell, prior to its maturity date, varies with changes in interest rates in the same way that the value of a bond changes. If interest rates have risen since the interest cell was established, its value will have decreased. If you make a withdrawal or transfer prior to the maturity date, the value of the interest cell will be adjusted up or down or not at all, depending upon the difference in interest rates between the date when the cell was established and the date of withdrawal or transfer. The maximum value of the factor used in determining the amount of adjustment, either positive or negative, is 0.40. See MARKET-VALUE ADJUSTMENT, page C-1.

Pruco Life of New Jersey makes charges under the Contract for the costs of selling and distributing the Contract, for administering the Contract, and for assuming mortality and expense risks under the Contract. Moreover, a charge may be deducted for taxes attributable to purchase payments, including premium tax. In the case of premium tax, Pruco Life of New Jersey will deduct the tax, as provided by applicable law, either from the purchase payment when received, or from the Contract Fund at the time the annuity is effected. The deduction may be lower, or not made at all, for larger purchase payments. See PREMIUM TAXES AND TAXES ATTRIBUTABLE TO PURCHASE PAYMENTS, page 16. A charge against each of the Fund's assets is made by the investment adviser for providing investment advisory and management services.


A mortality and expense risk charge equal to an annual rate of 1.25% is deducted from the assets held in the variable investment options. An administrative charge is deducted from the assets held in the variable investment options at an annual rate of 0.15%. There will be an additional administrative charge of $30 on each Contract anniversary and at the time of a full withdrawal for Contracts with Contract Funds less than $50,000. A withdrawal charge may be imposed upon withdrawals made in the first seven Contract years. The maximum withdrawal charge is 7% of the amount withdrawn. Further detail about charges may be found under CHARGES, FEES AND DEDUCTIONS, page 16.


In the event that the sole or last surviving annuitant dies prior to the annuity date or the surrender of the Contract for its cash value, Pruco Life of New Jersey will pay a death benefit to the stated beneficiary. If the annuitant was the sole owner of the Contract and the sole beneficiary is the annuitant's spouse, the spouse may be able to continue the Contract. See DEATH BENEFIT, page
15. In the event that the annuitant dies after an annuity has been effected but before the entire value of the Contract is distributed, special distribution rules apply. See EFFECTING AN ANNUITY, page 24.


Amounts may be transferred out of an investment option into any combination of other investment options available under the Contract. There are no minimum transfer dollar amount requirements. Market-Value Adjustments may apply. Restrictions apply on transfers made from the fixed-rate option. See TRANSFERS, page 13.

For a limited time, a Contract may be returned for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK", page 12.

You may withdraw all or part of the Contract Fund prior to the annuity date, subject to the possible withdrawal charge mentioned above. See WITHDRAWALS, page
14. If a full or partial withdrawal is requested, it may be wholly or partially taxable. Certain withdrawals may be subject to a federal penalty tax as well as a federal income tax. See TAXES PAYABLE BY CONTRACT OWNERS, page 18. If a lump sum is requested, it will generally be paid within 7 days and deducted from the Contract Fund. See WITHDRAWALS, page 14. If an annuity option is selected, annuity payments will be in installments of guaranteed amounts. See EFFECTING AN ANNUITY, page 24.

This Brief Description of the Contract is intended to provide a broad overview of the more significant features of the Contract. More detailed information will be found in subsequent sections of this prospectus and in the Contract document.

                                    FEE TABLE

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments ................................  None

Maximum Withdrawal Charge:
--------------------------------------------------------------------------------
                                        |    THE WITHDRAWAL CHARGE WILL BE EQUAL
FOR WITHDRAWALS DURING THE CONTRACT     |    TO THE FOLLOWING PERCENTAGE OF THE
          YEAR INDICATED                |             AMOUNT WITHDRAWN*
----------------------------------------|---------------------------------------
First Contract Year                     |                    7%
Second Contract Year                    |                    6%
Third Contract Year                     |                    5%
Fourth Contract Year                    |                    4%
Fifth Contract Year                     |                    3%
Sixth Contract Year                     |                    2%
Seventh Contract Year                   |                    1%
Eighth and Subsequent Contract Years    |                 No Charge
-------------------------------------------------------------------------------

* The withdrawal charge is not imposed on any charge-free withdrawal amounts, withdrawals made under Critical Care Access, see page 19, or any amount used to provide income under the Life Annuity with 120 Payments Certain Option.

    There will be a reduction in such withdrawal charge in the case of contracts issued to Contract owners issue age 84 and older.

Annual Contract Fee and Fee upon Full Withdrawal ........................  $30**

** This charge will be apportioned over all the accounts making up the Contract Fund as of the effective date of that deduction. Amounts apportioned to the two interest-rate investment options will reduce the interest cells on a FIFO (first in/first out) basis determined by the age of the cell. The charge will not be made upon withdrawals under Critical Care Access or if the Contract Fund is $50,000 or more.

TRANSFER CHARGE
Imposed only for transfers in excess of twelve transfers in a
  Contract year (excluding transfers in connection with dollar cost averaging and auto-rebalancing) .......................................  $25

SEPARATE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE CONTRACT FUND)

        ALL SUBACCOUNTS
        ---------------
        Mortality and Expense Risk Fee ........................   1.25%

        Administrative Fee ....................................   0.15%
                                                                  -----
        Total Separate Account Annual Expenses ................   1.40%
                                                                  =====

ANNUAL EXPENSES OF THE FUNDS
(AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)
                                                                   TOTAL FUND
                                         INVESTMENT              ANNUAL EXPENSES
                                         MANAGEMENT     OTHER    (AFTER EXPENSE
                                            FEE       EXPENSES   REIMBURSEMENTS)
                                         ----------   --------   ---------------
THE PRUDENTIAL SERIES FUND(1)
 Money Market Portfolio ................    0.40%       0.04%         0.44%
 Diversified Bond Portfolio ............    0.40%       0.04%         0.44%
 High Yield Bond Portfolio .............    0.55%       0.06%         0.61%
 Stock Index Portfolio .................    0.35%       0.03%         0.38%
 Equity Income Portfolio ...............    0.40%       0.03%         0.43%
 Equity Portfolio ......................    0.45%       0.03%         0.48%
 Prudential Jennison Portfolio .........    0.60%       0.19%         0.79%
 Global Portfolio ......................    0.75%       0.31%         1.06%

                                                                   TOTAL FUND
                                         INVESTMENT              ANNUAL EXPENSES
                                         MANAGEMENT     OTHER    (AFTER EXPENSE
                                            FEE       EXPENSES   REIMBURSEMENTS)
                                         ----------   --------   ---------------
AIM VARIABLE INSURANCE FUNDS, INC.(2)
 AIM V.I. Growth and Income Fund .......    0.65%       0.52%         1.17%
 AIM V.I. Value Fund ...................    0.65%       0.10%         0.75%

JANUS ASPEN SERIES(3)
 Growth Portfolio ......................    0.65%       0.13%         0.78%
 International Growth Portfolio ........    0.00%       1.27%         1.27%

MFS VARIABLE INSURANCE TRUST(4)
 Emerging Growth Series ................    0.75%       0.25%         1.00%
 Research Series .......................    0.75%       0.25%         1.00%

OCC ACCUMULATION TRUST(5)
 Managed Portfolio .....................    0.80%       0.14%         0.94%
 Small Cap Portfolio ...................    0.80%       0.20%         1.00%

T. ROWE PRICE (6)
 T. Rowe Price Equity Series, Inc.,
   Equity Income Portfolio .............    0.85%       0.00%         0.85%
 T. Rowe Price International
   Series, Inc., International
   Stock Portfolio .....................    1.05%       0.00%         1.05%

WARBURG PINCUS TRUST(7)
 Post-Venture Capital Portfolio ........    0.64%       0.76%         1.40%



The purpose of the foregoing tables is to assist Contract owners in understanding the expenses that they bear, directly or indirectly of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Funds. The expenses relating to the Funds (other than those in the Prudential Series Fund) have been provided to Pruco Life of New Jersey by the Funds and have not been independently verified by Pruco Life of New Jersey. See the sections on charges in this prospectus and the accompanying prospectuses for the Funds. The above tables do not include any taxes attributable to purchase payments nor any premium taxes. Currently, there is no deduction for such taxes at the time purchase payments are made, but in some states, a deduction is made when an annuity is effected.


(1.) The Prudential Series Fund. With respect to The Prudential Series Fund portfolios, except for the Global Portfolio, The Prudential reimburses a portfolio when its ordinary operating expenses, excluding taxes, interest, and brokerage commissions exceed 0.75% of the portfolio's average daily net assets. The amounts listed for the portfolios under "Other Expenses" are based on amounts incurred in the last fiscal year. The Prudential Jennison Portfolio commenced operations in 1995. Consequently, for the fee table above and the examples that follow, the figures shown as "Other Expenses" and total expenses are based on actual amounts from May 1, 1995 through May 1, 1996. It is anticipated that as average net assets of the portfolio grow, the magnitude of "Other Expenses" will decrease and become comparable to that of other portfolios.


(2.) AIM Variable Insurance Funds, Inc. AIM may from time to time voluntarily waive or reduce their respective fees. Fee waivers or reductions, other than those contained in the agreement with the adviser, may be modified or terminated at any time. Management fees and other expenses have been restated to reflect current agreements which do not include waivers or reductions for the AIM V.I. Growth and Income Fund.


(3.) Janus Aspen Series. The fees and expenses for the Janus Aspen Series Growth Portfolio and International Growth Portfolio in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1995, net of fee waivers or reductions from Janus Capital. Janus Capital has agreed to reduce each Portfolio's advisory fee to the extent such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. Janus Capital may terminate this fee reduction or any of the expense limitations set forth herein at any time upon 90 days' notice to the Trustees of the Janus Aspen Series. The fees and expenses for the International Growth Portfolio have been restated to reflect the 1.25% expense limitation in effect from June 3, 1996 through April 30, 1997. Without fee waivers or reductions, the Management Fee, Other Expenses and Total Fund Annual Expenses would have been 0.85%, 0.13% and 0.98% for the Growth Portfolio and 1.00%, 2.57% and 3.57% for the International Growth Portfolio.

(4.) MFS Variable Insurance Trust. With respect to the MFS Trust Emerging Growth Series and Research Series the adviser has agreed to bear, subject to reimbursement, expenses for each of the MFS Funds such that each aggregate Funds' operating expenses shall not exceed, on an annualized basis, 1.00% of the average daily net assets of the MFS Funds from November 2, 1994 through December 31, 1996, 1.25% of the average daily net assets of the Series from January 1, 1997 through December 31, 1998, and 1.50% of the average daily net assets of the Series from January 1, 1999 through December 31, 2004; provided however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, "Other Expenses" and "Total Fund Annual Expenses" would be 2.16% and 2.91%, respectively for the Emerging Growth Series and 3.15% and 3.90% respectively for the Research Series.

(5.) OCC Accumulation Trust. The annual expenses of the OCC Accumulation Trust Portfolios as of December 31, 1995 have been restated to reflect new management fee and expense limitation arrangements in effect as of May 1, 1996. Effective May 1, 1996, the expenses of the Managed and Small Cap Portfolios of the OCC Accumulation Trust are contractually limited by OpCap Advisors so that their respective annualized operating expenses do not exceed 1.25% of their respective average daily net assets. Furthermore, through April 30, 1997, the annualized operating expenses of the Managed and Small Cap Portfolios will be voluntarily limited by OpCap Advisors so that annualized operating expenses of these Portfolios do not exceed 1.00% of their respective average daily net assets. Without such voluntary expense limitations, and taking into account the revised contractual provisions effective May 1, 1996 concerning management fees and expense limitations, the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended December 31, 1995 would have remained unchanged for the Managed Portfolio and would have been .80%, .39% and 1.19%, respectively, for the Small Cap Portfolio.

(6.) T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. With respect to the T. Rowe Price Funds, the Investment Management Fees include the ordinary expenses of operating the Funds.

(7.) Warburg Pincus Trust. With respect to the Warburg Trust Post-Venture Capital Portfolio, absent the anticipated waiver of fees by the Fund's investment adviser and co-administrator, the Investment Management Fee would equal 1.25%; Other Expenses would equal 0.81%, and Total Fund Annual Expenses would equal 2.06%. Other Expenses for the Fund are based on annualized estimates of expenses for the fiscal year ending December 31, 1996, net of any fee waivers or expense reimbursements. The investment adviser has undertaken to limit the Fund's Total Fund Annual Expenses through December 31, 1996.

EXAMPLES OF FEES AND EXPENSES

The following examples illustrate the cumulative dollar amount of all the above expenses that would be incurred on each $1,000 of your investment.

   o   The examples assume a consistent 5% annual return on invested assets;

   o The examples do not take into consideration any taxes attributable to purchase payments nor any premium taxes which may be payable at the time of annuitization or at the time of purchase payments;

For a term less than 10 years, the expenses shown in Table I describe applicable charges for the withdrawal of your entire Contract Fund or if you use your Contract Fund to effect an annuity assuming, in each case, that your Contract Fund is invested entirely in the designated portfolio. THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE A REPRESENTATION OF PAST OR FUTURE EXPENSES; ACTUAL EXPENSES INCURRED IN ANY GIVEN YEAR MAY BE MORE OR LESS THAN THOSE SHOWN IN THE EXAMPLES.

TABLE I

If you withdraw your entire Contract Fund just prior to the end of the applicable time period or if you use your Contract Fund to effect an annuity at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested. (Note: The 1, 3 and 5 Year columns reflect the imposition of the withdrawal charge; however, if you choose certain annuity options after the first year this charge will not be made. Where this is the case, the expenses shown in Table II below would be applicable. see WITHDRAWAL CHARGE, on page 17.)

                                                  1        3         5      10
                                                 YEAR    YEARS     YEARS   YEARS
                                                 ----    -----     -----   -----
The Prudential Series Fund
  Money Market Portfolio ...................     $ 82     $ 94     $117     $220
  Diversified Bond Portfolio ...............     $ 82     $ 94     $117     $220
  High Yield Bond Portfolio ................     $ 84     $ 99     $126     $238
  Stock Index Portfolio ....................     $ 82     $ 92     $114     $214
  Equity Income Portfolio ..................     $ 82     $ 94     $116     $219
  Equity Portfolio .........................     $ 83     $ 95     $119     $225
  Prudential Jennison Portfolio ............     $ 86     $105     $135     $257
  Global Portfolio .........................     $ 88     $113     $148     $284

AIM Variable Insurance Funds, Inc.
  AIM V.I. Growth And Income Fund ..........     $ 89     $116     $154     $294
  AIM V.I. Value Fund ......................     $ 85     $104     $133     $252

Janus Aspen Series
  Growth Portfolio .........................     $ 86     $105     $134     $255
  International Growth Portfolio ...........     $ 90     $119     $159     $304


MFS Variable Insurance Trust
  Emerging Growth Series ...................     $ 88     $111     $145     $278
  Research Series ..........................     $ 88     $111     $145     $278

OCC Accumulation Trust
  Managed Portfolio ........................     $ 87     $109     $142     $272
  Small Cap Portfolio ......................     $ 88     $111     $145     $278

T. Rowe Price
  T. Rowe Price Equity Series, Inc., Equity
    Income Portfolio .......................     $ 86     $107     $138     $263
  T. Rowe Price International Series, Inc.,
    International Stock Portfolio ..........     $ 88     $113     $148     $283

Warburg Pincus Trust
  Post-Venture Capital Portfolio ...........     $ 92     $123     $165     $317

TABLE II

If you do not withdraw any portion of your Contract Fund as of the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested.
                                                  1        3         5      10
                                                 YEAR    YEARS     YEARS   YEARS
                                                 ----    -----     -----   -----
The Prudential Series Fund
  Money Market Portfolio ...................     $ 19     $ 59     $102     $220
  Diversified Bond Portfolio ...............     $ 19     $ 59     $102     $220
  High Yield Bond Portfolio ................     $ 21     $ 64     $111     $238
  Stock Index Portfolio ....................     $ 19     $ 57     $ 99     $214
  Equity Income Portfolio ..................     $ 19     $ 59     $101     $219
  Equity Portfolio .........................     $ 20     $ 60     $104     $225
  Prudential Jennison Portfolio ............     $ 23     $ 70     $120     $257
  Global Portfolio .........................     $ 25     $ 78     $133     $284

AIM Variable Insurance Funds, Inc. .........
  AIM V.I. Growth And Income Fund ..........     $ 26     $ 81     $139     $294
  AIM V.I. Value Fund ......................     $ 22     $ 69     $118     $252

Janus Aspen Series
  Growth Portfolio .........................     $ 23     $ 70     $119     $255
  International Growth Portfolio ...........     $ 27     $ 84     $144     $304

MFS Variable Insurance Trust
  Emerging Growth Series ...................     $ 25     $ 76     $130     $278
  Research Series ..........................     $ 25     $ 76     $130     $278

OCC Accumulation Trust
  Managed Portfolio ........................     $ 24     $ 74     $127     $272
  Small Cap Portfolio ......................     $ 25     $ 76     $130     $278

T. Rowe Price
  T. Rowe Price Equity Series, Inc., Equity
    Income Portfolio .......................     $ 23     $ 72     $123     $263
  T. Rowe Price International Series, Inc.,
    International Stock Portfolio ..........     $ 25     $ 78     $133     $283

Warburg Pincus Trust
    Post-Venture Capital Portfolio .........     $ 29     $ 88     $150     $317



Notice that in both of the above tables, the level of cumulative charges is identical for the 10 year column. This is because at that point there are no withdrawal charges taken by Pruco Life of New Jersey upon surrender or annuitization.

               GENERAL INFORMATION ABOUT PRUCO LIFE OF NEW JERSEY,
                  THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
                        VARIABLE ANNUITY ACCOUNT, AND THE
                     INVESTMENT OPTIONS AVAILABLE UNDER THE

                                    CONTRACT


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the States of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which in turn is a wholly-owned subsidiary of The Prudential, a mutual insurance company founded in 1875 under the laws of the State of New Jersey. As of December 31, 1995, The Prudential has invested $127 million in Pruco Life of New Jersey through its subsidiary Pruco Life Insurance Company in connection with Pruco Life of New Jersey's organization and operation. The Prudential intends from time to time to make additional capital contributions to Pruco Life of New Jersey as needed to enable it to meet its reserve requirements and expenses in connection with its business. However, The Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contract. Pruco Life of New Jersey's financial statements begin on page ___ and should be considered only as bearing upon Pruco Life of New Jersey's ability to meet its obligations under the Contracts.

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

The Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account. The Account meets the definition of a "separate account" under federal securities laws. Pruco Life of New Jersey is the legal owner of the assets in the Account and is obligated to provide all benefits under the Contracts. Pruco Life of New Jersey will at all times maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets are segregated from all of Pruco Life of New Jersey's other assets and may not be charged with liabilities which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey's general account. Before making any such transfer, Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account.

The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Pruco Life of New Jersey. There are currently nineteen subaccounts within the Account which invest in corresponding portfolios of the Funds available under the Contracts. There are additional subaccounts which invest in other portfolios of the Prudential Series Fund which are not available under the Contracts. Additional subaccounts may be added in the future. Pursuant to the terms of the Contract, Pruco Life of New Jersey has the right to modify unilaterally the Contract to limit the number and/or type of funds.

THE FUNDS

The following is a list of each Fund, its investment objectives and its investment adviser:

THE PRUDENTIAL SERIES FUND, INC.


MONEY MARKET PORTFOLIO. The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations. There are no assurances that this portfolio will maintain a stable net asset value.


DIVERSIFIED BOND PORTFOLIO. A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.

HIGH YIELD BOND PORTFOLIO. Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

STOCK INDEX PORTFOLIO. Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

EQUITY INCOME PORTFOLIO. Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.

EQUITY PORTFOLIO. Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that is superior to broadly-based stock indices. Current income, if any, is incidental.

PRUDENTIAL JENNISON PORTFOLIO. Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

GLOBAL PORTFOLIO. Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issues. Current income, if any, is incidental.

The Prudential is the investment advisor for the assets of each of the portfolios of the Prudential Series Fund. The Prudential has a Service Agreement with its wholly-owned subsidiary The Prudential Investment Corporation ("PIC"), which provides that, subject to The Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Prudential Series Fund. In addition, The Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM V.I. GROWTH AND INCOME FUND. The Fund's investment objective is to seek growth of capital, with current income as a secondary objective.

AIM V.I. VALUE FUND. The Fund's investment objective is to achieve long-term growth of capital by investing primarily in equity securities judged by A I M Advisors, Inc. to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

A I M Advisors, Inc., serves as the investment adviser to the AIM V.I. Value Fund and the AIM V.I. Growth and Income Fund.

JANUS ASPEN SERIES

GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

INTERNATIONAL GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

Janus Capital Corporation is the investment adviser to the Growth Portfolio and the International Growth Portfolio and is responsible for the day-to-day management of the portfolios and other business affairs of the portfolios.

MFS VARIABLE INSURANCE TRUST

EMERGING GROWTH SERIES. This Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

RESEARCH SERIES. The Research Series' investment objective is to provide long-term growth of capital and future income.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to each MFS Series.

OCC ACCUMULATION TRUST (FORMERLY KNOWN AS QUEST FOR VALUE ACCUMULATION TRUST)

MANAGED PORTFOLIO. Growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on management's assessments of relative investment.

SMALL CAP PORTFOLIO. Capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

OpCap Advisors (formerly known as Quest for Value Advisors, the "OCC Manager") is responsible for management of the OCC Accumulation Trust's business. Pursuant to the investment advisory agreement with the OCC Accumulation Trust, and subject to the authority of the Board of Trustees, the OCC Manager supervises the investment operation of the Managed Portfolio and the Small Cap Portfolio, furnishes advice and recommendations with respect to investments, investment policies and the purchase and sale of securities and provides certain administrative services for the OCC Accumulation Trust.

T. ROWE PRICE

T. ROWE PRICE EQUITY SERIES, INC., EQUITY INCOME PORTFOLIO. The fund's objective is to provide substantial dividend income as well as long-term capital appreciation through investment in common stocks of established companies.

T. ROWE PRICE INTERNATIONAL SERIES, INC., INTERNATIONAL STOCK PORTFOLIO. The fund's objective is long-term growth of capital through investment primarily in common stocks of established, non-U.S. companies.

T. Rowe Price Associates, Inc. is the Investment Manager for the Equity Income Portfolio and Rowe Price-Fleming International, Inc. is the Investment Manager for the International Stock Portfolio.

WARBURG PINCUS TRUST

POST-VENTURE CAPITAL PORTFOLIO. Seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy.

The Warburg Pincus Trust employs Warburg, Pincus Counsellors, Inc. as investment adviser and Abbott Capital Management, L.P. as its sub-investment adviser with respect to a portion of the Post-Venture Capital Portfolio allocated to private limited partnerships or other investment funds.

Further information about the Fund portfolios can be found in the accompanying prospectuses for each Fund.

The investment advisors with respect to the various funds charge a daily investment management fee as compensation for their services, as set forth in the table beginning on page 4 and as more fully described in the prospectus for each Fund.

It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither the companies which invest in the Funds, nor the Funds currently foresees any such disadvantage, the Funds' Boards intend to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. This might force a Fund to sell securities at disadvantageous prices. Material conflicts could result from such things as: (1) changes in state insurance law;
(2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.


Pruco Life of New Jersey will be compensated by an affiliate of each of the Funds (other than those in the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Pruco Life of New Jersey under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Pruco Life of New Jersey.


A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, AND RESTRICTIONS, THEIR EXPENSES, THE RISKS ATTENDANT TO INVESTMENT THEREIN, AND ALL OTHER ASPECTS OF THEIR OPERATION IS CONTAINED IN THE ACCOMPANYING PROSPECTUSES FOR EACH FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE MET.


THE INTEREST-RATE INVESTMENT OPTIONS AND INVESTMENTS
BY PRUCO LIFE OF NEW JERSEY

Purchase payments invested in the interest-rate investment options do not result in participation in the investment gains or losses of any designated portfolio of investments as is the case for payments invested in the variable investment options. The amounts invested in the interest-rate investment options are credited with interest at rates guaranteed by Pruco Life of New Jersey. All of Pruco Life of New Jersey's assets stand behind those guarantees.

Assets of Pruco Life of New Jersey must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                     DETAILED INFORMATION ABOUT THE CONTRACT

REQUIREMENTS FOR ISSUANCE OF A CONTRACT


The minimum initial purchase payment is $10,000. Purchase payments in excess of $2 million require prior approval of Pruco Life of New Jersey. The Contract may generally be issued on proposed annuitants below the age of 86. Contracts purchased in connection with Individual Retirement Annuity plans (IRAs) will generally be issued to annuitants below the age of 70. However, IRA Contracts may be issued up to age 80 provided that the Minimum Distribution Option or other appropriate IRS election is made. Before issuing any Contract, we require submission of certain information. Following our review of the information and approval of issuance, a Contract will be issued that sets forth precisely your rights and Pruco Life of New Jersey's obligations. You may thereafter make additional payments of $1,000 or more, but there is no obligation to do so.

The Contract date will be the date the initial purchase payment and required information in good order are received at the Prudential Annuity Service Center. If the current underwriting requirements are not met and the issuance of the Contract is not approved, the purchase payment will promptly be returned. Pruco Life of New Jersey reserves the right to change these requirements on a non-discriminatory basis.


SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return a Contract for refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. If you purchase the Contract as an IRA, federal law requires that you return the Contract for refund within 7 days. A refund may be requested by mailing or delivering the Contract to the representative who sold it or to the Prudential Annuity Service Center. As required by applicable law, you will then receive a refund of either (1) all purchase payments made, plus any interest credited, plus or minus any change in cash value due to investment experience or market value adjustment, which will include charges that have been made against the account or the underlying variable investment funds or (2) all purchase payments made.

ALLOCATION OF PURCHASE PAYMENTS


You determine how the initial purchase payment will be allocated among the subaccounts and interest-rate investment options by specifying the desired allocation on the application form for the Contract. You may choose to allocate nothing to a particular subaccount or interest-rate option. Unless you tell us otherwise, subsequent purchase payments will be allocated in the same proportions as the most recent purchase payment made (unless that was a purchase payment you directed us to allocate on a one time-only basis). You may change the way in which subsequent purchase payments are allocated by providing Pruco Life of New Jersey with proper written instruction or by telephoning the Prudential Annuity Service Center, once you have provided the appropriate identification to effect a telephone transfer. See TRANSFERS, page 13.


ASSET ALLOCATION PROGRAM

An Asset Allocation Program is available to assist you in determining how to allocate your purchase payments. If you choose to participate in the program, your registered representative will provide you with an investor profile questionnaire. Based on your answers to the questionnaire, a software program, designed by The Prudential with the assistance of Ibbotson Associates, will identify an asset allocation model that is appropriate for investors that have investment objectives, risk tolerance and time horizons comparable to yours. The Asset Allocation Program is available at no charge to you. You are under no obligation to participate in the program or to invest according to the program recommendations. You may ignore, in whole or in part, the investment allocations provided by the program.

The Asset Allocation Program is intended as an aid in making your purchase payment allocations. It is not a guarantee of investment return and there can be no assurance that any portfolio will attain its investment objectives. You should consider reviewing your investor profile questionnaire annually, and each time your investor profile changes.

CASH VALUE

The cash value of the Contract is the amount you will receive if you withdraw all of your Contract Fund. It is equal to the value of the Contract Fund plus or minus any applicable Market-Value Adjustment of all amounts in MVA option interest cells and minus any applicable withdrawal and administrative charges. A withdrawal will generally have federal income tax consequences, which could include tax penalties. You should consult with a tax adviser before making a withdrawal. See WITHDRAWALS, on page 14 and FEDERAL TAX STATUS, on page 18.

GUARANTEED INTEREST RATE PERIODS


Pruco Life of New Jersey determines the effective guaranteed annual interest rate ("guaranteed interest rate") that is available at any given time for the one year fixed-rate option and for the MVA option. This is the rate that the portion of the Contract Fund allocated to that option will earn throughout each interest rate period. The rates change frequently and you may learn what rate[s] are available from your Pruco Life of New Jersey representative. When you select an interest-rate investment option, your payment will be allocated to an interest rate cell and the interest rate will then not change until the cell's maturity date. Interest will be added to the amount in the cell daily at a rate that will provide the guaranteed effective yield over the period of one year.


Although the guaranteed interest rates offered may change, the minimum guaranteed interest rate will never be less than an effective annual rate of 3%.

WHAT HAPPENS WHEN AN INTEREST CELL REACHES ITS MATURITY DATE?


On each maturity date, we will offer an election to transfer the amount maturing into either of the available interest-rate investment options or the subaccounts. A Market-Value Adjustment will not be made if this is done within the first 30 days after an interest cell within the MVA option matures. Any amount that you transfer into the same interest-rate investment option during the 30-day period will receive the appropriate rate for that option, effective as of the maturity date. Amounts that you withdraw or transfer into a variable investment option or into a different interest-rate investment option during the 30-day period will receive interest for the period between the maturity date and the date of withdrawal or transfer at the declared renewal rate for the matured cell (i.e. as if you had taken no action within the 30-day period) and will be effective on the date Pruco Life of New Jersey receives your request. If you do not make an election to transfer within the 30-day period following the maturity date, the amount maturing will ordinarily be transferred into a new interest cell of the same duration as the maturing cell at the prevailing interest rate. The transfer date will be the maturity date.


TRANSFERS

You may transfer out of an investment option into any combination of other investment options available under the Contract. The transfer request may be in dollars, such as a request to transfer $1,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, the percentages must be whole numbers. You may make transfers by proper written notice to the Prudential Annuity Service Center, or by telephone, once you have provided appropriate identification to effect a telephone transfer.


You will automatically be enrolled to use the Telephone Transfer System. Pruco Life of New Jersey has adopted procedures designed to ensure that requests by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.


Transfers among subaccounts will take effect as of the end of the valuation period in which a proper transfer request is received at the Prudential Annuity Service Center. Transfers from interest-rate investment options will take effect on the day we receive your proper notice at the Prudential Annuity Service Center. Transfers out of an interest cell in the fixed-rate option are permitted only during the 30-day period following its maturity date. Amounts transferred from a Market-Value Adjustment Option interest cell may be subject to a Market-Value Adjustment if the transfer is not made in the 30-day period following the maturity date of the interest cell.


You may make up to 12 transfers a year without charge. Thereafter, Pruco Life of New Jersey will assess a charge of $25 for each subsequent transfer during that Contract year. See TRANSACTION CHARGE, page 18. Dollar Cost Averaging and Auto-Rebalancing transfers do not count towards the 12 transfers per year that can be made without charge.


DOLLAR COST AVERAGING

Additionally, an administrative feature called Dollar Cost Averaging ("DCA") is available to Contract owners. This feature allows you to transfer amounts out of the fixed-rate option or one of the variable investment options

(designated as the "DCA account") and into one or more other variable investment options. Transfers may be in specific dollar amounts or percentages of the amount in the DCA account at the time of the transfer. If the DCA account balance drops below $250, the entire remaining balance of the account will be transferred on the next transfer date. You may ask that transfers be made monthly, quarterly, semi-annually or annually. You can add to the DCA account at any time. Initial transfers must be at least 3% of the DCA account. These amounts are subject to change at Pruco Life of New Jersey's discretion. Any transfers made pursuant to DCA are not counted in determining the number of transfers subject to the transfer charge.

Each automatic transfer will take effect as of the end of the valuation period in monthly, quarterly, semi-annual or annual intervals as designated by you based on the date the DCA account was established provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a transfer date, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until the amount in the DCA account has been transferred, or until you notify us and we process a change in allocation or cancellation of the feature.


AUTO-REBALANCING


This Contract offers another investment technique that you may find attractive. The Auto-Rebalancing feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options A and B is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing can be performed on a one-time basis or periodically, as you choose. You may select that rebalancing occur in monthly, quarterly, semi-annual or annual intervals based on your Contract year. Rebalancing will take effect as of the end of the valuation period in the intervals you specify and will continue at those intervals until you notify us otherwise. If the New York Stock Exchange is not open on the rebalancing date, the transfer will take effect as of the end of the valuation period which immediately follows that date. Any transfers made pursuant to Auto-Rebalancing are not counted in determining the number of transfers subject to the transfer charge. The interest-rate investment options cannot participate in this administrative feature. In addition, you should not include the DCA account as one of the subaccounts to be rebalanced.


WITHDRAWALS


You may at any time before the annuity date make a withdrawal from the Contract Fund of all or part of the cash value of the Contract. However, Pruco Life of New Jersey's consent will be required for a partial withdrawal if the amount requested is less than $500. For federal income tax purposes, withdrawals from Contracts other than IRAs are considered to have been made first from investment income. See TAXES PAYABLE BY CONTRACT OWNERS, page 18.

You may specify from which investment options you would like the withdrawal processed. The withdrawal amount may be specified as a dollar amount or as a percentage of the Contract Fund. If you do not specify from where you would like the withdrawal processed, a partial withdrawal will be withdrawn proportionally from all investment options. Within the interest-rate investment options, we will take the withdrawal first from the oldest eligible interest cell or cells. A Market-Value Adjustment may apply. See MARKET-VALUE ADJUSTMENT, page C-1.


Only amounts withdrawn from purchase payments (including full withdrawals) are subject to a withdrawal charge. For purposes of determining withdrawal charges, withdrawals are considered as having been made first from purchase payments. See WITHDRAWAL CHARGE, page 17. The withdrawal will be effected as of the end of the valuation period in which a proper withdrawal request is received at the Prudential Annuity Service Center.


Pruco Life of New Jersey will generally pay the amount of any withdrawal, less any required tax withholding, within 7 days after we receive a properly completed withdrawal request. We will adjust the Contract Fund to reflect any applicable sales and/or administrative charge and Market-Value Adjustment. We may delay payment of any withdrawal allocable to the subaccount[s] for a longer period if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists. With respect to the amount of any withdrawal allocable to the interest-rate investment options, we expect to pay the withdrawal promptly upon request.


AUTOMATED WITHDRAWALS


Pruco Life of New Jersey also offers an Automated Withdrawal feature which enables you to receive periodic withdrawals in monthly, quarterly, semi-annual or annual intervals. Withdrawals will be processed as of the end of the valuation period in the intervals you specify and will continue at those intervals until you notify us otherwise. If the New York Stock Exchange is not open on the processing date, the withdrawal will be processed as of the end of the valuation period which immediately follows that date. Withdrawals may be made from a designated investment option or proportionally from all investment options. Withdrawals may be expressed as a specified dollar amount or as a percentage of the Contract Fund. Market-Value adjustments may apply, and withdrawal charges may apply if the withdrawals in any Contract year exceed the charge-free amount. Additionally, Pruco Life of New Jersey's consent will be required for any partial withdrawal of less than $500.


MARKET-VALUE ADJUSTMENT

An amount transferred or withdrawn from an MVA option before its maturity date will be subject to a Market-Value Adjustment.


The amount of the Market-Value Adjustment depends upon the difference between the guaranteed interest rate for the interest cell from which the withdrawal or transfer is being made and the interest rate being declared on the date of the withdrawal or transfer by Pruco Life of New Jersey for interest rate periods approximately equal to one year longer than the time remaining until the maturity date of the interest cell. Pruco Life of New Jersey may not always offer MVA options at all durations. Rates for intermediate durations not currently offered will be declared as often as rates for durations which are offered. Such declared rates will be determined in a manner consistent with the offered rates, but reflecting the different investment horizon of the intermediate duration. If you specify your withdrawal or transfer as a dollar amount, the Market-Value Adjustment may increase or decrease the amount remaining in the MVA option. If you request the withdrawal or transfer as a percentage of the Contract Fund, the Market-Value Adjustment may increase or decrease the amount being withdrawn or transferred. If the current declared rate is higher than the guaranteed rate, there will be a decrease. If the current declared rate is lower than the guaranteed rate, there will be an increase. The adjustment--whether up or down--will never be greater than 40% of each amount subject to the adjustment. For a more precise description of how the Market-Value Adjustment is determined, and an example of how it affects the amount remaining after a partial withdrawal, see MARKET-VALUE ADJUSTMENT FORMULA on page C-1.


DEATH BENEFIT


If the last surviving or sole annuitant dies prior to the annuity date, Pruco Life of New Jersey will, upon receipt of all of the information necessary to make the payment (including due proof of death and election of a payment option), pay a death benefit to the beneficiary designated by the Contract owner. The death benefit will equal the greatest of: (1) the Contract Fund as of the date of due proof of death; (2) the sum of all invested purchase payments made less total withdrawals made (including withdrawal charges); and (3) the greatest of the Contract Fund values calculated on every third Contract anniversary reduced by all subsequent withdrawals and withdrawal charges.


The beneficiary may receive this amount in one sum or under a payout option. Unless the beneficiary has been irrevocably designated, you may change the beneficiary at any time. If the annuitant dies after he or she has begun to receive annuity payments, the death benefit, if any, will be determined by the type[s] of payout provisions then in effect.

If the annuitant was the sole owner of the Contract, the annuitant's spouse was the sole beneficiary, and the spouse had an unrestricted right to receive the death benefit in one sum, then the spouse has the right to continue the Contract as annuitant and owner.

VALUATION OF A CONTRACT OWNER'S CONTRACT FUND

The value of your Contract Fund is the sum of your interests in the variable investment options and in the interest-rate investment options. The portion of the Contract Fund allocated to the Account is the sum of the interests in each subaccount. The values are measured in Units, for example, Money Market Units, Diversified Bond Units or High Yield Bond Units. Every purchase payment made by an owner is converted into Units of the subaccount or subaccounts selected by dividing the amount of the purchase payment by the Unit Value for the subaccount to which that amount has been allocated. The value of these Units changes each valuation period to reflect the investment results, expenses, and charges of the subaccount and the corresponding Fund. Further detail about Units is contained in the Statement of Additional Information.


There is, of course, no guarantee that your Contract Fund will increase or that it will not fall below the amount of your total purchase payments. However, Pruco Life of New Jersey guarantees a minimum interest rate of 3% a year on that portion of the Contract Fund allocated to the interest-rate investment options. Excess interest on payments allocated to the interest-rate investment options may be credited in addition to the guaranteed interest rate. A Market-Value

Adjustment may apply to amounts held in the MVA option, which could reduce effective annual yields below the guaranteed interest rate levels.

                          CHARGES, FEES AND DEDUCTIONS

PREMIUM TAXES AND TAXES ATTRIBUTABLE TO PURCHASE PAYMENTS


A charge may be deducted for premium taxes and any taxes attributable to purchase payments. For these purposes, "premium taxes and taxes attributable to purchase payments" shall include any state or local premium taxes and any federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. If Pruco Life of New Jersey pays a state or local tax at the time purchase payments are made, the deduction will be made at the time based on the applicable rate. In many states, Pruco Life of New Jersey pays a premium tax when an annuity is effected. In those states, the tax will be deducted at that time. The tax rates currently in effect in those states that impose a tax range from 1% to 5%. Prudential also reserves the right to deduct from each purchase payment a charge up to a maximum of 0.3% for federal income taxes measured by premiums in those states where approval has been obtained. Currently, no such charge is being made in any state.


A deduction for any such taxes imposed on purchase payments will not be made, however, except to the extent that the total tax attributable to premiums is in excess of 4% when: (1) your total purchase payments, less any purchase payments withdrawn, equal or exceed $50,000; or (2) you purchase separate Contracts for each of your children or grandchildren as annuitants, each Contract has purchase payments totaling at least $25,000, and total purchase payments, less any purchase payments withdrawn, equal or exceed $50,000. Special tax rules apply to multiple annuity contracts issued by the same company (and affiliates) to the same Contract owner during any calendar year. See FEDERAL TAX STATUS, page 18.

ADMINISTRATIVE CHARGE


There is an administrative charge to reimburse Pruco Life of New Jersey for the expenses incurred in administering the Contracts. This includes such things as issuing the Contract, establishing and maintaining records, and providing reports to Contract owners. This charge is deducted daily from the assets in each of the variable subaccounts and is equivalent to an effective annual rate of 0.15% (.00041065% daily). There will be an additional charge of $30 annually and upon surrender on Contracts with less than $50,000 in the Contract Fund. This $30 charge will be apportioned over all investment options making up the Contract Fund as of the effective date of that deduction. The administrative charge contains no element of anticipated profit.

CHARGE FOR ASSUMING MORTALITY AND EXPENSE RISKS


A deduction is made daily from the assets of each of the variable investment options to reimburse Pruco Life of New Jersey for assuming the risk that our estimates of longevity and of the expenses we expect to incur over the lengthy periods that the Contract may be in effect will turn out to be incorrect. The charge is made daily at an annual rate of 1.25% (.00340349% daily) of the assets held in the subaccounts. This charge is not assessed against amounts allocated to the interest-rate investment options.

To the extent that the charge for these risks exceeds the actual cost of expenses and benefits, Pruco Life of New Jersey will realize a gain. These proceeds will become part of Pruco Life of New Jersey's general account and will be available to cover any deficiency to the extent to which withdrawal charges are less than sales expenses under the Contracts.


EXPENSES INCURRED BY THE FUNDS

The charges and expenses of the Funds are indirectly borne by the Contract owners. Detail about investment management fees and other underlying fund expenses are provided in the fee table and in the accompanying prospectuses for the Funds and the related statements of additional information.

WITHDRAWAL CHARGE


A withdrawal charge may be made upon full or partial withdrawals. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the Contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.


Withdrawals are deemed to be made first from purchase payments and then from earnings. A portion of the purchase payments to be withdrawn in any Contract year may be withdrawn without the imposition of any charge. That amount is referred to as the "charge-free amount". It is equal to 10% of the total of all purchase payments less all withdrawals of purchase payments previously made plus any charge-free amount still available from the immediately preceding Contract year. An example of how the charge-free amount and the withdrawal charge are determined is given on page C-1 as part of the example of how the Market-Value Adjustment works.

If your withdrawal exceeds the charge-free amount and it is made within the first seven Contract years, a percentage charge will be applied. The following table sets forth the rates that apply:

--------------------------------------------------------------------------------
                                        |    THE WITHDRAWAL CHARGE WILL BE EQUAL
FOR WITHDRAWALS DURING THE CONTRACT     |    TO THE FOLLOWING PERCENTAGE OF THE
          YEAR INDICATED                |             AMOUNT WITHDRAWN*
----------------------------------------|---------------------------------------
First Contract Year                     |                    7%
Second Contract Year                    |                    6%
Third Contract Year                     |                    5%
Fourth Contract Year                    |                    4%
Fifth Contract Year                     |                    3%
Sixth Contract Year                     |                    2%
Seventh Contract Year                   |                    1%
Eighth and Subsequent Contract Years    |                 No Charge
-------------------------------------------------------------------------------
* SUBJECT TO CHARGE-FREE AMOUNT DESCRIBED ABOVE.
--------------------------------------------------------------------------------

No withdrawal charge is made upon a withdrawal used to effect an annuity under the Life Annuity with 120 Payments Certain option. See EFFECTING AN ANNUITY, page 24. Also, at our discretion, we may reduce or waive withdrawal charges for certain classes of contracts (e.g., contracts purchased by Prudential employees or exchanged from existing contracts).

Contracts issued to annuitants aged 84 or older are subject to a reduced withdrawal charge. The withdrawal charge will never be greater than permitted by applicable law or regulation.


To the extent that the contingent deferred sales charge is insufficient to recover all distribution expenses associated with the Contracts, the deficiency will be met from Pruco Life of New Jersey's surplus which is, in part, derived from the charges for the assumption of mortality and expense risks and from mortality gains from Contracts under which annuity payments are being made.

TRANSACTION CHARGE

There is a charge of $25 for each transfer you make after the first 12 (excluding DCA and Auto-Rebalancing transfers) in a Contract year. The charge is taken pro-rata from the investment options from which the transfer is made. Any affected MVA option cells will not undergo a Market-Value Adjustment as a result of this processing.

CRITICAL CARE ACCESS


All or part of any withdrawal and annual administrative charges associated with a full or partial withdrawal, or any withdrawal charge due on the annuity date, will be waived following the receipt of due proof that the annuitant or (if applicable) last surviving co-annuitant has been confined to an eligible nursing home or hospital for a period of at least 3 months or a physician has certified that the annuitant or co-annuitant has 6 months or less to live.


                               FEDERAL TAX STATUS


The following discussion is based on current law and interpretations which may change. The discussion is general in nature. It is not intended as tax advice. Nor does it consider any applicable state or other tax laws. A qualified tax adviser should be consulted for complete information and advice. The following rules do not generally apply to annuity contracts held by or for non-natural persons (e.g., corporations) or to contracts held under tax-favored retirement plans. Where a Contract is held by a non-natural person, unless the Contract owner is a nominee or agent for a natural person (or in other limited circumstances), the Contract will generally not be treated as an annuity for tax purposes.


DIVERSIFICATION AND INVESTOR CONTROL

Section 817(h) of the Internal Revenue Code (the "Code") provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. For further detail on diversification requirements, see DIVIDENDS, DISTRIBUTIONS, AND TAXES in the accompanying prospectus for the Prudential Series Fund.


IRS regulations issued to date do not provide guidance concerning the extent to which Contract owners may direct their investments to particular subaccounts of a separate account without causing the Contract owners instead of Pruco Life of New Jersey to be considered the owners of the underlying assets. Such guidance will be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. The ownership rights under the Contract are similar to, but different in certain respects from, those addressed by the Internal Revenue Service in Rulings in which it was determined that Contract owners were not owners of separate account assets. For example, a Contract owner has the choice of more Funds, including Funds with similar broad investment strategies and different investment managers, and may be able to reallocate amounts between subaccounts more frequently than in such rulings. While Pruco Life of New Jersey believes it will be considered the owner of the Account assets, these differences could result in a Contract owner being considered the owner of the Account assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.


TAXES PAYABLE BY CONTRACT OWNERS


Under current law, Pruco Life of New Jersey believes that the Contract will be treated as an annuity for federal income tax purposes and that the issuing insurance company, Pruco Life of New Jersey, and not the Contract owner, will be treated as the owner of the underlying investments for the Contract. Accordingly, generally no tax should be payable by any Contract owner as a result of any increase in the value of the Contract until money is received by him or her. It is important, however, to consider how amounts that are received will be taxed.


The Code provides generally that amounts withdrawn by a Contract owner from his or her Contract, before annuity payments begin, will be treated for tax purposes as being first withdrawals of investment income, rather than withdrawals of purchase payments, until all investment income has been withdrawn.

To the extent assignment is authorized by the Contract, the assignment or pledge of (or agreement to assign or pledge) any portion of the value of the Contract for a loan will be treated as a withdrawal subject to these rules. Amounts withdrawn before annuity payments begin which represent a distribution of investment income will be taxable as ordinary income and may be subject to a penalty tax. Amounts which represent a withdrawal of purchase payments will not be taxable as ordinary income or subject to a penalty tax. Moreover, all annuity contracts issued by the same company (and affiliates) to the same Contract owner during any calendar year shall be treated as one annuity contract for purposes of determining whether an amount is subject to tax under these rules.


Different tax rules apply to your receipt of annuity payments. For Contracts other than individual retirement annuities, a portion of each annuity payment you receive under a Contract will be treated as a partial return of your purchase payments and will not be taxable. The remaining portion of the annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends upon the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the annuitant. Annuity payments which are received after the annuitant recovers the full amount of the purchase payments will be fully includible in income. Should annuity payments cease on account of the death of the annuitant before purchase payments have been fully recovered, the annuitant, on his or her last tax return (or in certain cases the beneficiary) is allowed a deduction for the unrecovered amount.


The Code provides that any amount received under an annuity contract which is included in income may be subject to a penalty tax. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include amounts: (1) made on or after the Contract owner reaches age 59 1/2, (2) made on or after the death of the Contract owner, (3) attributable to the Contract owner becoming disabled within the meaning of Code section 72(m)(7), (4) in the form of level annuity payments made not less frequently than annually under a lifetime annuity, (5) under a qualified funding asset (defined by Code section 130(d)), or (6) under an immediate annuity contract (within the meaning of section 72(u)(4)).

Election of the interest pay option is not considered as an annuity payment for tax purposes. Accordingly, unless the Contract is held by an individual retirement annuity, such election will cause investment income under the Contract to be taxable.

Generally, the same tax rules apply to amounts received by the beneficiary as those set forth above with respect to the Contract owner, except that the early withdrawal penalty tax does not apply. The election of an annuity payment option may defer taxes otherwise payable upon the receipt of a lump sum death benefit. Certain minimum distribution requirements apply in the case where the owner dies. See IRS REQUIRED DISTRIBUTIONS ON DEATH OF OWNER, page 20.

In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under section 2601 of the Code.

Certain transfers of a Contract for less than full consideration, such as a gift, will trigger tax on the investment income in the Contract. This rule does not apply to certain transfers between spouses or incident to divorce. See OWNERSHIP OF THE CONTRACT, page 26.

WITHHOLDING


Generally, unless you elect to the contrary, the portion of any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding certificate you may file with Pruco Life of New Jersey. If you do not file such a certificate, you will be treated, for purposes of determining your withholding rate, as a married person with three exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%. Thus, if you fail to elect that Pruco Life of New Jersey not do so, it will withhold from withdrawal by, or annuity payment to, you the appropriate percentage of the amount of the payment that constitutes investment income and hence is taxable. Pruco Life of New Jersey will provide you with forms and instructions concerning your right to elect that no amount be withheld from payments to you. If you elect not to have withholding made, you are liable for payment of federal income taxes on the taxable portion of the distribution. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply for nonresident aliens. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.


IMPACT OF FEDERAL INCOME TAXES

In general, if you expect to accumulate savings over a relatively long period of time without making significant withdrawals, there should be tax advantages, regardless of your tax bracket, in purchasing a Contract rather than, for example, a mutual fund with a similar investment policy and approximately the same level of expected investment results. This is because little or no income taxes are incurred by you or by Pruco Life of New Jersey while you hold the Contract and it is generally advantageous to defer the payment of income taxes, so that the investment return is compounded without any deduction for income taxes. The advantage may be considerably greater if you decide to liquidate your investment in the form of monthly annuity payments after your retirement, and even more so if your income, and your tax rate, are lower at that time than they were during your working years.


IRS REQUIRED DISTRIBUTIONS ON DEATH OF OWNER

If the Contract owner dies before the entire interest in the Contract is distributed, the value of the Contract must be distributed to the designated beneficiary as described in this section so that the Contract qualifies as an annuity under the Internal Revenue Code.


If the death occurs on or after the annuity date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If the death occurs before the annuity date, the entire interest in the Contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by the designated beneficiary and if annuity payments begin within 1 year of the owner's death, the value of the Contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. The owner's designated beneficiary is the person to whom ownership of the Contract passes by reason of death, and must be a natural person. Special additional rules apply to Contracts issued in conjunction with plans subject to
Section 457 of the Code. For Contracts purchased in connection with a tax favored plan where the owner's spouse is the beneficiary, annuity payments need only begin on or before April 1 of the calendar year following the calendar year in which the owner would have attained age 70 1/2 or in some instances the remaining interest in the Contract may be rolled over to an IRA owned by the spouse.


If any portion of the Contract owner's interest is payable to (or for the benefit of) the surviving spouse of the owner, the Contract may be continued with the surviving spouse as the owner. This rule does not apply to Contracts issued in connection with tax favored plans other than IRAs.


TAXES ON PRUCO LIFE OF NEW JERSEY

The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. No charge is being made currently against the Account for company federal income taxes. Pruco Life of New Jersey will review the question of a charge to the Account for company federal income taxes periodically. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

Under current law, Pruco Life of New Jersey may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon Pruco Life of New Jersey that are attributable to the Account may result in a corresponding charge against the Account.


CONTRACTS USED IN CONNECTION WITH TAX FAVORED PLANS

The Contract may be purchased for use in connection with various retirement arrangements entitled to favorable federal income tax treatment ("tax favored plans"). These are individual retirement accounts and annuities ("IRAs") subject to Section 408(a) and 408(b) of the Code, simplified employee pension plans ("SEPs") under Section 408(k) of the Code, tax deferred annuities ("TDAs") under
Section 403(b) of the Code, deferred compensation plans of state and local governments and tax exempt organizations under Section 457 of the Code, and pension, profit sharing and annuity plans qualified under Sections 401(a) and 403(a) of the Code. Such plans, accounts, and annuities must satisfy certain requirements of the Code in order to be entitled to the federal income tax benefits accorded to these plans. A discussion of these requirements is beyond the scope of this prospectus, and it is assumed that such requirements are met with respect to a Contract purchased for use in connection with a tax favored plan.


In general, assuming the requirements and limitations of the Code provisions applicable to the particular type of tax favored plan involved are satisfied, purchase payments (other than after-tax employee payments) under the Contract will be deductible (or not includible in income) up to certain amounts each year and federal income tax will not be imposed on the investment income and realized gains of the subaccounts in which the purchase payments have been invested until a distribution is received. Persons contemplating the purchase of a Contract in connection with a tax favored plan should consult their tax advisor before purchasing a Contract for such purposes.


The comments which follow concerning specific tax favored plans are intended merely to call attention to certain of their features. No attempt has been made to discuss in full the tax ramifications involved or to offer tax advice. As suggested above, a qualified tax advisor should be consulted for advice and answers to any questions.

IRAS


Because the Contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to an IRA (generally, $2,000), a Contract may be purchased as a Section 408(b) IRA only in connection with a "rollover" of the proceeds of a qualified plan, TDA or IRA. The Code permits persons who are entitled to receive certain qualifying distributions from a qualified pension or profit-sharing plan described in section 401(a) or 403(a), a tax-deferred section 403(b) annuity ("TDA"), or an IRA, to directly rollover or make, within 60 days, a tax-free "rollover" of all or any part of the amount of such distribution to an IRA which they establish. Additionally, the spouse of a deceased employee may roll over to an IRA certain distributions received by the spouse from a qualified pension or profit-sharing plan, TDA or IRA on account of the employee's death. Once the Contract has been purchased, regular IRA contributions will be accepted to the extent permitted by law. However, if regular IRA contributions are made, the Funds in the Contract cannot be used as a conduit IRA and may not later be placed in another plan that is qualified under Sections 401(a), 403(a) or 403(b) of the Code.

In order to qualify as an IRA under Section 408(b) of the Code, a Contract (or an endorsement made a part of the Contract) must contain certain additional provisions: (1) the owner of the Contract must be the annuitant, except when a transfer is made to a former spouse in accordance with a divorce decree as provided in Section 408(d)(6) of the Code; (2) the rights of the owner cannot be forfeitable; (3) the Contract may not be sold, assigned, discounted or pledged for any purpose to any person except Pruco Life of New Jersey; and (4) annuity and death benefit payments must satisfy certain minimum distribution requirements. Contracts issued as Section 408(b) rollover IRAs will conform to such requirements.

In general, the full amount distributed from an IRA (and not properly rolled over to another IRA) is subject to federal income tax and to the withholding rules described above. A 10% early distribution penalty applies to distributions made before the Contract owner reaches age 59 1/2, subject to exceptions (1) -
(4) above (see TAXES PAYABLE BY CONTRACT OWNERS on page 18). If the owner borrows against the IRA or engages in certain prohibited transactions, the Contract ceases to qualify as an IRA and the full amount is deemed to be distributed. In addition, any amount pledged as security for a loan is deemed to be distributed. Payments generally must begin by April 1 of the year following attainment of age 70 1/2 and are subject to certain minimum distribution requirements.


SEPS

Under a SEP, annual employer contributions to an IRA established by an employee are not includible in income up to the lesser of $30,000 or 15% of the employee's earned income (excluding the employer's contribution to the SEP). In addition, a SEP must satisfy certain minimum participation requirements and contributions may not discriminate in favor of highly compensated employees. Contracts issued as Section 408(b) IRAs established under a SEP must satisfy the requirements described above for a Section 408(b) IRA.


Certain SEP arrangements are permitted to allow employees to elect to reduce their salaries by as much as $9,500 (in 1996) and have their employer make contributions on their behalf to the SEP. These arrangements, called salary reduction SEPs, are available only if the employer maintaining the SEP has 25 or fewer employees and at least 50% of the eligible employees elect to make salary reduction contributions. Other limitations may reduce the permissible contribution level for highly compensated employees. New salary reduction SEPs may not be established after 1996.

In accordance with IRS regulations, persons who purchase a Contract used as an IRA, including one established under a SEP arrangement, are given disclosure material prepared by Pruco Life of New Jersey. The material includes this prospectus, a copy of the Contract, and a brochure containing information about eligibility, contribution limits, tax consequences, and other particulars concerning IRAs. The regulations require that such persons be given 7 days after making an initial contribution in which to affirm or reverse their decision to participate. Therefore, within 7 days after establishing the Contract, a person may cancel his or her Contract by notifying Pruco Life of New Jersey in writing, and Pruco Life of New Jersey will refund all of the purchase payments under the Contract or, if greater, the amount credited under the Contract (less any bonus) computed as of the valuation period that Pruco Life of New Jersey receives the notice for cancellation. This 7-day period may or may not coincide with any part of the 10-day free look period described under SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK", page 12.


TDAS

Section 403(b) of the Code permits employers and employees of Section 501(c)(3) tax-exempt organizations and public educational organizations to make, subject to certain limitations, contributions to an annuity in which the employee's rights are nonforfeitable (commonly referred to as a "tax deferred annuity"). The amounts contributed under a TDA and increments thereon are not taxable as income until distributed as annuity income or otherwise. Generally, contributions to a TDA may be made through a salary reduction arrangement up to a maximum of $9,500. However, under certain special rules, the limit could be increased as much as $3,000. In addition, the Code permits certain total distributions from a TDA to be "rolled over" to another TDA or IRA. Certain partial distributions from a TDA may be "rolled over" to an IRA.


An annuity contract will not qualify as a TDA, unless under such contract distributions from salary reduction contributions and earnings thereon (other than distributions attributable to assets held as of December 31, 1988) may be paid only on account of attainment of age 59 1/2, severance of employment, death, total and permanent disability and, in limited circumstances, hardship. (Such hardship withdrawals are permitted, however, only to the extent of salary reduction contributions and not earnings thereon.)


The Section 403(b)(11) withdrawal restrictions referred to above do not apply to the transfer of all or part of a Contract owner's interest in his or her Contract among the available investment options offered by Pruco Life of New Jersey or to the direct transfer of all or part of the Contract owner's interest in the Contract to a Section 403(b) tax-deferred annuity contract of another insurance company or to a mutual fund custodial account under Section 403(b)(7) of the Code.


In imposing the restrictions on withdrawals as described above, Pruco Life of New Jersey is relying upon a no-action letter dated November 28, 1988 from the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance.

Employer contributions are subject generally to the same coverage, minimum participation and nondiscrimination rules applicable to qualified pension and profit-sharing plans. Distributions must satisfy minimum distribution requirements similar to those that apply to qualified plans generally.


ELIGIBLE DEFERRED COMPENSATION PLANS OF STATE OR LOCAL GOVERNMENTS AND TAX EXEMPT ORGANIZATIONS


A Contract may be used to fund an eligible deferred compensation plan of a state or local government or a tax-exempt organization. The amounts contributed under such plans and increments thereon are not taxable as income until distributed or otherwise made available to the employee or other beneficiary. If the requirements of Section 457 of the Code are not met, however, employees may be required to include in gross income all or part of the contributions and earnings thereon. The assets of deferred compensation plans are part of the employer's general assets. Contributions generally may not exceed the lesser of $7,500 or 33 1/3% of the employee's compensation. Distributions must begin by April 1 of the year following attainment of age 70 1/2. However, for governmental and church plans, distributions may be delayed until April 1 of the calendar year following the calendar year the participant retires if that is later. Distributions are subject to special minimum distribution rules in addition to the minimum distribution requirements for qualified plans. Rollovers are not permitted.


QUALIFIED PENSION AND PROFIT SHARING PLANS


A Contract may be used to fund a qualified pension or profit-sharing plan. The plan itself must satisfy the coverage, minimum participation, nondiscrimination and minimum distribution and all other requirements applicable generally to qualified pension and profit-sharing plans. The Code also imposes dollar limitations on contributions that may be made to or benefits that may be received from a qualified pension or profit-sharing plan (including a limitation of $9,500 (in 1996) on the amount that an employee may contribute through a salary reduction arrangement in the case of a plan with a qualified "cash or deferred" arrangement). For self-employed individuals who establish qualified plans, contributions are deductible within the limits prescribed by the Code. Annual deductible contributions cannot exceed the lesser of $30,000 or 25% of "earned income". For this purpose "earned income" is computed after the deduction for contributions to the plan is considered. Distributions are subject to certain minimum distribution requirements.


MINIMUM DISTRIBUTION OPTION


A Minimum Distribution Option is available under IRAs and certain other tax favored plans. This option enables the owner to satisfy IRS minimum distribution requirements without having to annuitize or cash surrender the Contract. Distributions from tax favored plans generally must begin by April 1 of the year following attainment of age 70 1/2. The owner can select either a "calculation" or "recalculation" method to determine the minimum distribution payout. Pruco Life of New Jersey will send the owner a check for the minimum distribution amount less any partial withdrawals made during the year and less any applicable withdrawal charges and plus or minus any applicable market value adjustment. Pruco Life of New Jersey's calculations are based on the cash value of this Contract, the calculation method chosen and the owner's age as specified on the application. Other calculation methods may be available for an owner/spouse combination. If the owner has other tax favored accounts, he or she will be responsible for taking the minimum distribution from each.

WITHHOLDING ON TAX FAVORED PLANS


Certain distributions from qualified retirement plans and 403(b) annuities will be subject to mandatory 20% federal income tax withholding unless the distribution is an eligible rollover distribution that is "directly" rolled over into another qualified plan, 403(b) annuity or IRA. Unless the Contract owner may elect to the contrary, the portion of any taxable amounts received under the Contract will be subject to withholding to meet federal income tax obligations. The rate of withholding on annuity payments where mandatory withholding is not required will be determined on the basis of the withholding certificate filed by the Contract owner with Pruco Life of New Jersey. For annuity payments not subject to mandatory withholding, if no such certificate is filed, the Contract owner will be treated, for purposes of determining the withholding rate, as a married person with three exemptions; the rate of withholding on all other payments made under the Contract, such as amounts received upon withdrawals, will be 10%. Thus, if the Contract owner fails to elect that there be no withholding, Pruco Life of New Jersey will withhold from every withdrawal or annuity payment the appropriate percentage of the amount of the payment that is taxable. Pruco Life of New Jersey will provide the Contract owner with forms and instructions concerning the right to elect that no amount be withheld from payments. Recipients who elect not to have withholding made are liable for payment of federal income taxes on the taxable portion of the distribution. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Contract owners who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Generally, there will be no withholding for taxes until payments are actually received under the Contract. Distributions to Contract owners under an eligible deferred compensation plan subject to Section 457 of the Code are treated as the payment of wages for federal income tax purposes and thus are subject to the general withholding requirements. Your employer, and not Pruco Life of New Jersey, is required to withhold on wage payments.


ERISA DISCLOSURE


The Employee Retirement Income Security Act of 1974 ("ERISA") prevents a fiduciary and other "parties in interest" with respect to a pension or profit-sharing plan from receiving any benefit from any party dealing with the plan as a result of the sale of the Contract (other than benefits that would otherwise be provided in the plan).

Administrative exemptions issued by the Department of Labor under ERISA permit transactions between insurance agents and qualified pension and profit sharing plans under Section 401(a) and 403(a) of the Code and with SEPs or IRAs. To be able to rely on the exemptions certain information must be disclosed to the plan fiduciary purchasing the insurance contract. The information that must be disclosed includes the relationship between the agent and the insurer, a description of any charges, fees, discounts, penalties or adjustments that may be imposed in connection with the purchase, holding, exchange or termination of the Contract, as well as the commissions received by the agent. Information about any applicable charges, fees, discounts, penalties or adjustments may be found under CHARGES, FEES AND DEDUCTIONS, page 16. Information about sales representatives and commissions may be found under SALE OF THE CONTRACT AND SALES COMMISSIONS, page 25. Additional information relevant for qualified plan or IRA investment may be found in the Contract and accompanying documentation. In addition to disclosure, other conditions apply to the use of the exemption. For example, a plan fiduciary may not be a partner or employee of The Prudential representative making the sale. The fiduciary must not be a relative of the representative (including spouse, direct descendant, spouse of a direct descendant, ancestor, brother, sister, spouse of a brother or sister). The representative may not be an employee, officer, director or partner of either the independent fiduciary or the employer establishing the plan. No relative of the representative may: (1) control, directly or indirectly, the corporation establishing or maintaining the plan; (2) be either a partner with a 10% or more interest in the partnership or the sole proprietor establishing or maintaining the plan; or (3) be an owner of a 5% or more interest in a Subchapter S Corporation establishing or maintaining the plan. In addition, no affiliate (including relatives) of the representative may be a trustee, administrator or a fiduciary with written authority to acquire, manage or dispose of the assets of the plan.


ADDITIONAL ERISA REQUIREMENTS


If your retirement arrangement is part of a plan governed by ERISA, additional requirements such as spousal consent to distributions may be necessary. Consult the terms of your retirement arrangement.

                              EFFECTING AN ANNUITY

Upon the annuity date, the cash value of the Contract will be converted into a fixed-dollar annuity payable to the annuitant[s] named in the Contract. In certain cases, any applicable withdrawal charge will be waived. If two annuitants are named in the Contract, you may decide how much of the amount is to be applied for each annuitant and under which form[s] of annuity. If the Contract is not large enough to produce an initial monthly payment of $50, you will be paid the cash value in a single sum. There is no minimum required monthly payment in New Jersey.


When you choose to annuitize, all amounts held in the investment options will be withdrawn. An amount equal to the premium tax, if any, imposed by the state in which the Contract Owner resides is then deducted (unless deducted earlier). Many states do not impose a premium tax. In other states the tax ranges from 1% to 5% of the amount applied to effect an annuity. See PREMIUM TAXES, page 16. Some local jurisdictions also impose a tax. The amount remaining is applied to effect an annuity. This amount becomes part of Pruco Life of New Jersey's general account.

The amount of the monthly payments will depend upon the amount applied and the table of rates set forth in the Contract which we guarantee will be used even if longevity has significantly improved since the Contract date. If Pruco Life of New Jersey is offering more favorable rates at that time, then those rates will be used.


The annuity will be in one of three forms listed below and other forms may be available with our consent. All the annuity options under this Contract are fixed annuity options. Your participation in the variable investment options ceases when the annuity is effected. Unless we consent to a later date, an annuity must begin no later than the Contract anniversary coinciding with or next following the annuitant's 90th birthday (or the younger annuitant's if there are two annuitants named in the Contract). We will then make payments to the annuitant on the first day of each period determined by the form of annuity selected. Unless applicable law states otherwise, if you have not selected an annuity option to take effect by the annuity date, the Interest Payment Option (see below) will become effective then. Special rules apply in the case of a Contract issued in connection with an IRA.

ANNUITY PAYMENTS FOR A FIXED PERIOD

Payments will be to the annuitant during his or her lifetime for up to 25 years. Payments may be in monthly, quarterly, semi-annual, or annual installments. If the annuitant dies during the annuity certain period, unless you designate otherwise, the beneficiary will receive a lump sum payment. The amount of the lump sum payment is determined by discounting each remaining unpaid payment at the interest rate used to compute the actual payments. If the payments were based on the table of rates set forth in the Contract, the interest rate used is 3 1/2% a year.

LIFE ANNUITY WITH 120 PAYMENTS CERTAIN

Payments will be made to the annuitant monthly during his or her lifetime. If the annuitant dies before the 120th monthly payment is due, monthly annuity payments do not continue to the beneficiary designated by the annuitant unless he or she so selects. Instead, the present value of the remaining unpaid installments, up to and including the 120th monthly payment, is payable to the beneficiary in one sum. In calculating the present value of the unpaid future payments, we will discount each such payment at the interest rate used to compute the amount of the actual 120 payments. If the payments were based on the table of rates set forth in the Contract, an interest rate of 3 1/2% a year is used. Once annuity payments have begun, an annuitant may withdraw the present value of any of the 120 payments certain that have not been paid.

INTEREST PAYMENT OPTION


The annuitant may choose to have Pruco Life of New Jersey hold a designated amount to accumulate at interest. Unless applicable law states otherwise, if no option has been selected by the annuity date, this option will automatically become effective. Pruco Life of New Jersey will pay interest at an effective rate of at least 3% a year, and we may pay a higher rate of interest.


LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT ANNUITY PURCHASE RATES

Although the Contract generally provides for sex-distinct annuity purchase rates for life annuities, those rates are not applicable to Contracts offered in states that have adopted regulations prohibiting sex-distinct annuity purchase rates. Rather, blended unisex annuity purchase rates for life annuities will be provided under all Contracts issued in those states, whether the annuitant is male or female. Other things being equal, such unisex annuity purchase rates will result in the same monthly annuity payments for male and female annuitants.

Special provisions may apply if the Contract is issued in connection with an IRA. The necessary information will be provided by the plan sponsor or administrator.

                                OTHER INFORMATION

MISSTATEMENT OF AGE OR SEX

If an annuitant's stated age or sex (except where unisex rates apply) or both are incorrect in the Contract, we will change each benefit and the amount of each annuity payment to that which the total purchase payment amounts would have bought for the correct age and sex. Also, we will adjust for the amount of any overpayments we have already made.

SALE OF THE CONTRACT AND SALES COMMISSIONS



Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of The Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 1111 Durham Avenue, South Plainfield, New Jersey 07080. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below. The maximum commission that will be paid to the representative is 3.5% of the purchase payment received, and the amount paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed 6% of the purchase payment. In addition, trail commissions based on the size of the Contract Fund may be paid. Such commissions will be subject to reduction if Pruco Life of New Jersey issues a Contract on and after the annuitant's 84th birthday. The representative may be required to return all of the first year commission if the Contract is not continued through the first year. Representatives who meet certain productivity, profitability, and persistency standards with regard to the sale of the Contract will be eligible for additional compensation.

Sales expenses in any year are not equal to the deduction for sales loads in that year. Pruco Life of New Jersey expects to recover its total sales expenses over the periods the Contracts are in effect. To the extent that the sales charges are insufficient to cover total sales expenses, the sales expenses will be recovered from Pruco Life of New Jersey's surplus.

VOTING RIGHTS

As stated above, all of the assets held in the subaccounts of the Account are invested in shares of the corresponding portfolios of the Funds. Pruco Life of New Jersey is the legal owner of those shares and as such has the right to vote on any matter voted on at any shareholders meetings of the Funds. However, as required by law, Pruco Life of New Jersey votes the shares of the Funds at any regular and special shareholders meetings the Funds are required to hold in accordance with voting instructions received from Contract owners. The Funds may not hold annual shareholders meetings when not required to do so under the laws of the state of their incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares owned directly or indirectly by Pruco Life of New Jersey are voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Funds in its own right, it may elect to do so.


Generally, you may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.


The number of Fund shares for which you may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which you may give Pruco Life of New Jersey instructions is determined as of the record date chosen by the Board of the applicable Fund. We furnish you with proper forms and proxies to enable you to give these instructions. We reserve the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life of New Jersey may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life of New Jersey itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds' portfolios, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise you of that action and our reasons for such action in the next annual or semi-annual report to Contract owners.


SUBSTITUTION OF FUND SHARES


Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners. This may occur because of investment policy changes, tax law changes, the unavailability of shares for investment or at the discretion of Pruco Life of New Jersey. In that event, we may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. You will be notified of such substitution.


OWNERSHIP OF THE CONTRACT


The Contract owner is entitled to exercise all the rights under the Contract. The Contract owner is usually, but not always, an annuitant. Ownership of the Contract may, however, be transferred to another person who need not be the person who is to receive annuity payments. Transfer of the ownership of a Contract may involve federal income tax consequences, or may be prohibited under certain Contracts, and you should consult with a qualified tax adviser before attempting any such transfer. Generally, ownership of the Contract is not assignable to a tax-qualified retirement plan or program without Pruco Life of New Jersey's consent.


PERFORMANCE INFORMATION

Performance information for the subaccounts may appear in advertising and reports to current and prospective Contract owners. Performance information is based on historical investment experience of the Funds, adjusted to take charges under the Contract into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period, and assume a surrender of the Contract at the end of the period. Total return quotations reflect changes in unit values and the deduction of applicable charges including any applicable withdrawal charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the subaccount over a specified seven-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

Reports or advertising may include comparative performance information, including, but not limited to: comparisons to market indices; comparisons to other investments; performance rankings; personalized illustrations of historical performance; and data presented by analysts or included in publications.

See PERFORMANCE INFORMATION in the Statement of Additional Information for recent performance information.

REPORTS TO CONTRACT OWNERS

You will be sent quarterly statements that provide certain information pertinent to your Contract. These statements provide Contract data that apply only to each particular Contract, including Contract values and transactions during the period. You may request current Contract information at any time, however, we may limit the number of such requests or impose a reasonable charge if such requests are made too frequently.

You will also be sent an annual report for the Account and annual and semi-annual reports for the Funds.

STATE REGULATION


Pruco Life of New Jersey is subject to regulation and supervision by the New Jersey Department of Banking and Insurance, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.


In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.


EXPERTS


The audited financial statements and the financial statements from which the Condensed Financial Information included in this prospectus have been derived, have been examined by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein. Such financial statements have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsipanny, New Jersey 07054-0319.

On March 12, 1996, Deloitte & Touche LLP was dismissed as the independent accountants of Pruco Life. There have been no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the accountant, would have caused them to make a reference to the matter in their reports.


LITIGATION

Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by The Prudential, the Company and agents appointed by The Prudential and the Company. The Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information include:

OTHER INFORMATION CONCERNING THE ACCOUNT
  PRINCIPAL UNDERWRITER
  DETERMINATION OF SUBACCOUNT UNIT VALUES
  PERFORMANCE INFORMATION
  COMPARATIVE PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.


Further information, including statutory statements filed with the state insurance departments, may also be obtained from Pruco Life of New Jersey's office. The address and telephone number of Pruco Life of New Jersey are set forth on the cover of this prospectus.


FINANCIAL STATEMENTS


The financial statements of Pruco Life of New Jersey should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

This prospectus does not contain financial statements for the Account because as of the date of this prospectus, the Account had not yet commenced operations, had no assets or liabilities, and had not received any income or incurred any expenses.

                             SELECTED FINANCIAL DATA

                                   PAGES 28-34

                            TO BE FILED BY AMENDMENT

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.


                      DIRECTORS OF PRUCO LIFE OF NEW JERSEY

WILLIAM M. BETHKE, Director. -- Chairman and Director, Prudential Investment Advisory Company, Ltd. since 1988; President, Prudential Life Insurance Company, Ltd. since 1987. Age 49.


IRA J. KLEINMAN, Director. -- Chief Marketing and Product Development Officer, Prudential Individual Insurance Group since 1995; 1993 to 1995: President, Prudential Select; Prior to 1993: Senior Vice President of The Prudential.
Age 49.


MENDEL MELZER, Director. -- Chief Financial Officer of the Money Management Group of The Prudential since 1995; 1993 to 1995: Senior Vice President and Chief Financial Officer of Prudential Preferred Financial Services; Prior to 1993: Managing Director, The Prudential Investment Corporation. Age 35.


ESTHER H. MILNES, President and Director. -- Vice President and Actuary, Prudential Individual Insurance Group since 1996; 1993 to 1996: Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services; Prior to 1993: Vice President and Associate Actuary of The Prudential. Age 45.

I. EDWARD PRICE, Vice Chairman and Director. -- Senior Vice President and Actuary, Prudential Individual Insurance Group since 1995; 1994 to 1995: Chief Executive Officer, Prudential International Insurance; 1993 to 1994: President, Prudential International Insurance; Prior to 1993: Senior Vice President and Company Actuary of The Prudential. Age 53.



WILLIAM F. YELVERTON, Chariman of the Board and Director. -- Chief Executive Officer, Prudential Individual Insurance Group since 1995; Prior to 1995: Chief Executive Officer, New York Life Worldwide. Age 54.

                         OFFICERS WHO ARE NOT DIRECTORS

BEVERLY R. BARNEY, Senior Vice President. -- Vice President and Re-Engineering Officer, Prudential Individual Insurance Group since 1995; 1993 to 1995: Senior Vice President and Associate Actuary, Prudential Direct; Prior to 1993: Senior Vice President and Actuary of Pruco Life. Age 48.

SUSAN L. BLOUNT, Secretary.-- Vice President and Secretary of The Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company. Age 38.

C. EDWARD CHAPLIN, Treasurer. -- Vice President and Treasurer of The Prudential since 1995; 1993 to 1995: Managing Director and Assistant Treasurer of The Prudential; 1992 to 1993: Vice President and Assistant Treasurer, Banking and Cash Management for The Prudential; Prior to 1992: Regional Vice President of Prudential Mortgage Capital Company. Age 39.

CLIFFORD E. KIRSCH, Chief Legal Officer. -- Chief Counsel, Variable Products, Law Department of The Prudential since 1995; 1994 to 1995: Associate General Counsel with Paine Webber; Prior to 1994: Assistant Director in the Division of Investment Management with the Securities and Exchange Commission. Age 36.


SHIRLEY SHAO, Senior Vice President and Chief Actuary. -- Vice President and Assistant Actuary, The Prudential and Executive Vice President and Chief Financial Officer, Prudential of Taiwan since 1989. Age 41.


FRANK MARINO, Senior Vice President. -- Vice President, Policyholder Relations Department, Prudential Individual Insurance Group since 1996; Prior to 1996:
Senior Vice President, Prudential Mutual Fund Services. Age 51.


KAREN SHAPIRO, Senior Vice President. -- Vice President, Individual Insurance Group since 1996; Vice President and Associate General Counsel, Prudential Securities Incorporated 1993 to 1996; 1990 to 1993: Senior Associate with Shaw, Pittman, Potts and Trowbridge. Age 40.


MICHAEL R. SHAPIRO, Senior Vice President. -- Vice President, Marketing and Product Development, Prudential Individual Insurance Group since 1996; Prior to 1996: Senior Vice President, Prudential Select Brokerage. Age 48.


LINDA DOUGHERTY, Vice President, Comptroller and Chief Accounting Officer. -- Vice President Accounting, The Prudential since 1988. Age 47.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

                             EXECUTIVE COMPENSATION


Executive Officers of Pruco Life may also serve one or more affiliated companies of Pruco Life. Pruco Life of New Jersey is a subsidiary of Pruco Life. Allocations have been made as to each individual's time devoted to his duties as an executive officer of Pruco Life and its subsidiaries. The following table shows the cash compensation paid, based on these allocations, to the executive officers of Pruco Life as a group for services rendered in all capacities in Pruco Life and its subsidiaries during 1995. Directors of Pruco Life who are also employees of The Prudential do not receive compensation in addition to their compensation as employees of The Prudential.


--------------------------------------------------------------------------------
    NAME & PRINCIPAL            |                   |        ALLOCATED CASH
    POSITION                    |        YEAR       |       COMPENSATION ($)
--------------------------------|-------------------|---------------------------
    Esther H. Milnes            |        1995       |           $ 17,879
    President                   |        1994       |           $ 14,250
                                |        1993       |           $  9,846
                                |                   |
    Beverly R. Barney           |        1995       |           $  9,771
    Senior Vice President       |        1994       |           $      0
                                |        1993       |           $126,142
                                |                   |
    Helen M. Galt               |      **1995       |           $_______
    President                   |      **1994       |           $_______
                                |                   |
                                |      **1993       |           $ 13,382
--------------------------------------------------------------------------------
** Resigned Position as of July, 1993.
--------------------------------------------------------------------------------

                                    THROUGH


                                      B-32


                                   TO BE FILED


                                BY PRE-EFFECTIVE


                                   AMENDMENT

                         MARKET-VALUE ADJUSTMENT FORMULA

The Market-Value Adjustment, which is applied to withdrawals and transfers made at any time other than the 30-day period following the end of an interest rate period, involves three amounts:

     1. The number of whole months remaining in the existing interest rate period.

     2.   The guaranteed interest rate.

     3. The interest rate that Pruco Life declares for a duration of one year longer than the number of whole years remaining on the existing cell being withdrawn from.

Stated as a formula, the Market Value Factor is equal to:

(M/12) x (R-C), not to exceed +0.40 or be less than -0.40;

Where,

M = the number of whole months (not to be less than one) remaining in the interest rate period.

R = the Contract's guaranteed interest rate expressed as a decimal.
    Thus 6.2% is converted to 0.062.

C = the interest rate, expressed as a decimal, that Pruco Life declares for a duration equal to the number of whole years remaining in the present interest rate period, plus 1 year as of the date the request for a withdrawal or transfer is received.

The Market-Value Adjustment is then equal to the Market Value Factor multiplied by the amount subject to a Market-Value Adjustment.

The steps below explain how a Market-Value Adjustment is calculated.

     STEP 1: Divide the number of whole months left in the existing interest rate period (not to be less than one)by 12.

     STEP 2: Determine the interest rate Pruco Life declares on the date the request for withdrawal or transfer is received for a duration of years equal to the whole number of years determined in Step 1, plus 1 additional year. Subtract this interest rate from the guaranteed interest rate. The result could be negative.

     STEP 3: Multiply the results of Step 1 and Step 2. Again, the result could be negative. If the result is less than -0.4, use the value -0.4. If the result is in between -0.4 and 0.4, use the actual value. If the result is more than 0.4, use the value 0.4.

     STEP 4: Multiply the result of Step 3 (which is the Market Value Factor) by the value of the amount subject to a Market-Value Adjustment. The result is the Market-Value Adjustment.

     STEP 5: The result of Step 4 is added to the interest cell. If the Market-Value Adjustment is positive, the interest cell will go up in value. If the Market-Value Adjustment is negative, the interest cell will go down in value.

Depending upon when the withdrawal request is made, a withdrawal charge may apply.

The following example will illustrate the application of a Market-Value Adjustment and the determination of the withdrawal charge. Suppose a Contract owner made two invested purchase payments, the first in the amount of $10,000 on December 1, 1995, all of which was allocated to the Equity Subaccount, and the second in the amount of $5,000 on October 1, 1997, all of which was allocated to the MVA Option with a guaranteed interest rate of 8% (0.08) for 7 years. A request for withdrawal of $8,500 is made on February 1, 2000 (the Contract owner does not provide any withdrawal instructions). On that date the amount in the Equity Subaccount is equal to $12,000 and the amount in the interest cell with a maturity date of September 30, 2004 is $5,985.23, so that the Contract Fund on that date is equal to $17,985.23.

On February 1, 2000, the interest rate declared by Pruco Life for the duration of 5 years (4 whole years remaining until September 30, 2004, plus one year) is 11%.

The following computations would be made:

1. Calculate the Contract Fund value as of the effective date of the transaction. This would be $17,985.23.


2. Calculate the charge-free amount (the amount of the withdrawal that is not subject to a withdrawal charge).

                 DATE               PAYMENT               FREE
                 ----               -------               ----
                12/1/95             $10,000              $1,000
                12/1/96                                  $2,000
                10/1/97             $ 5,000              $2,500
                12/1/97                                  $4,000
                12/1/98                                  $5,500
                12/1/99                                  $7,000


     The charge-free amount in the fifth Contract year is 10% of $15,000 (total purchase payments) plus $5,500 (the charge-free amount available in the fourth Contract year) for a total of $7,000.

3. Since the withdrawal request is in the fifth Contract year, a 3% withdrawal charge rate applies to any portion of the withdrawal which is not charge-free.

                $8,500.00 requested withdrawal amount
               -$7,000.00 charge-free
                ---------
                $1,500.00 additional amount needed to complete withdrawal

     The Contract provides that the Contract Fund will be reduced by an amount which, when reduced by the withdrawal charge, will equal the amount requested. Therefore, in order to produce the amount needed to complete the withdrawal request ($1,500), we must "gross-up" that amount, before applying the withdrawal charge rate. This is done by dividing by 1 minus the withdrawal charge rate.

                 $1,500.00 / (1-.03) =
                 $1,500.00 / 0.97 = $1,546.39 grossed-up amount

     Please note that a 3% withdrawal charge on this grossed-up amount reduces it to $1,500, the balance needed to complete the request.

                 $1,546.39  grossed-up amount
                 X     .03  withdrawal charge rate
                 ---------
                 $   46.39  withdrawal charge

4. The Market Value Factor is determined as described in steps 1 through 5, above. In this case, it is equal to 0.08 (8% is the guaranteed rate in the existing cell) minus 0.11 (11% is the interest rate that would be offered for an interest cell with a duration of the remaining whole years plus 1), which is -0.03, multiplied by 4.58333 (55 months remaining until September 30, 2004, divided by 12) or -0.13750. Thus, there will be a negative Market-Value Adjustment of 14% of the amount in the interest cell that is subject to the adjustment.

            -0.13750 X $5,985.23 =     -   822.97 negative MVA
                                       $ 5,985.23 unadjusted value
                                       ----------
                                       $ 5,162.26 adjusted value
                                       $12,000.00 Equity value
                                       ----------
                                       $17,162.26 adjusted Contract Fund

5. The total amount to be withdrawn, $8,546.39, (sum of the surrender charge, $46.39, and the requested withdrawal amount of $8,500) is apportioned over all accounts making up the Contract Fund following the Market-Value Adjustments, if any, associated with the MVA option.

          Equity      ($12,000 / $17,162.26) X $8,546.39 =     $5,975.71
          7-Yr MVA    ($5,162.26 / $17,162.26) X $8,546.39 =   $2,570.68
                                                               ---------
                                                               $8,546.39

6. The adjusted value of the interest cell, $5,162.26, reduced by the withdrawal of $2,570.68 leaves $2,591.58. This amount must be "unadjusted" by dividing it by 0.86250 (1 plus the Market-Value Adjustment of -0.13750) to determine the amount remaining in the interest cell to which the guaranteed interest rate of 8% will continue to be credited until September 30, 2004 or a subsequent withdrawal. That amount is $3,004.73.

                                    o FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                                    o THE PRUDENTIAL SERIES FUND, INC.

                                    o AIM VARIABLE INSURANCE FUNDS, INC.

                                    o JANUS ASPEN SERIES

                                    o MFS VARIABLE INSURANCE TRUST

                                    o OCC ACCUMULATION TRUST

                                    o T. ROWE PRICE EQUITY SERIES, INC.

                                    o T. ROWE PRICE INTERNATIONAL SERIES, INC.

                                    o WARBURG PINCUS TRUST



                                    ===========================================


_______________________________________________________________________________
                                    ===========================================


                                                       ---------------------
                                                       |      BULK RATE     |
                                                       |    U.S. Postage    |
                                                       |        PAID        |
                                                       |  Jersey City, N.J. |
                                                       |    Permit No. 60   |
                                                       ---------------------




A Subsidiary of


[LOGO] PRUDENTIAL


Pruco Life Insurance Company Of New Jersey
213 Washington Street
Newark, New Jersey 07102-3777

                                     PART B

                       INFORMATION REQUIRED IN A STATEMENT
                            OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

                               SEPTEMBER 12, 1996

       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The DISCOVERY SELECT(SM) Annuity Contract* (the "Contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("The Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

     This statement of additional information relates to the Discovery Select(SM) Annuity Contract available to residents of New York only.

     This statement of additional information is not a prospectus and should be read in conjunction with the Contract's prospectus, dated ____________, 1996, which is available without charge upon written request to the Prudential Annuity Service Center, 300 Columbus Circle, Edison, New Jersey 08837, or by telephoning 1-888-PRU-2888 (toll free).


 PRUCO LIFE INSURANCE COMPANY                PRUDENTIAL ANNUITY SERVICE CENTER
      OF NEW JERSEY                                 300 COLUMBUS CIRCLE
    213 WASHINGTON STREET                         EDISON, NEW JERSEY 08837
NEWARK, NEW JERSEY 07102-2992              TELEPHONE: 1-888-PRU-2888 (TOLL FREE)



* DISCOVERY SELECT is a service mark of The Prudential.

Catalog No.

                                    CONTENTS

                                                                            PAGE
                                                                            ----
Other Information Concerning the Account ................................     1
Principal Underwriter ...................................................     1
Determination of Subaccount Unit Values .................................     1
Performance Information .................................................     1
Comparative Performance Information .....................................     5

                    OTHER INFORMATION CONCERNING THE ACCOUNT

PRINCIPAL UNDERWRITER

     Pruco Securities Corporation ("Prusec"), an indirectly wholly-owned subsidiary of The Prudential, performs all sales and distribution functions regarding the Contracts and may be deemed to be the "principal underwriter" of the Account under the Investment Company Act of 1940.

DETERMINATION OF SUBACCOUNT UNIT VALUES

     The value for each Subaccount Unit is computed as of the end of each "valuation period" as defined in the prospectus (also referred to in this section as "business day"). On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the 1.4% annual charge for administrative expenses and mortality and expense risks. (See CHARGES, FEES, AND DEDUCTIONS in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. or other underlying portfolios (the "Funds") held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Funds but not yet paid.

PERFORMANCE INFORMATION

     The tables that follow provide performance information for each subaccount through September 30, 1996. The performance information is based on historical experience and does not indicate or represent future performance.

AVERAGE ANNUAL TOTAL RETURN


     The DISCOVERY SELECT Annuity is a new contract. The returns shown below were calculated using historical investment returns of the portfolios of the Funds. All fees, expenses and charges associated with the DISCOVERY SELECT Annuity and the Funds have been reflected in these returns, as if the Contract had existed from the inception date of each Funds' portfolios.

     Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended September 30, 1996 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                                       TABLE 1

                                             AVERAGE ANNUAL TOTAL RETURN
                                                                                                          FROM DATE
                                                                               FIVE           TEN         PORTFOLIO
                                                                ONE YEAR       YEARS         YEARS       ESTABLISHED
             FUND                                 DATE            ENDED        ENDED         ENDED         THROUGH
           PORTFOLIO                           ESTABLISHED      09/30/96     09/30/96      09/30/96       09/30/96
           ---------                           -----------      --------     --------      --------       --------

The Prudential Series Fund
 Diversified Bond Portfolio .................
 High Yield Bond Portfolio ..................
 Stock Index Portfolio ......................
 Equity Income Portfolio ....................
 Equity Portfolio ...........................
 Prudential Jennison Portfolio ..............
 Global Portfolio ...........................

AIM Variable Insurance Funds, Inc.
 AIM V.I. Growth and Income Fund ............
 AIM V.I. Value Fund ........................

Janus Aspen Series
 Growth Portfolio ...........................
 International Growth Portfolio .............

MFS Variable Insurance Trust
 Emerging Growth Series .....................
 Research Series ............................

OCC Accumulation Trust(1)
 Managed Portfolio ..........................
 Small Cap Portfolio ........................


                                                                                                          FROM DATE
                                                                               FIVE           TEN        PORTFOLIOS
                                                                ONE YEAR       YEARS         YEARS       ESTABLISHED
          SERIES FUND                             DATE            ENDED        ENDED         ENDED         THROUGH
           PORTFOLIO                           ESTABLISHED      09/30/96     09/30/96      09/30/96       09/30/96
           ---------                           -----------      --------     --------      --------       --------
T. Rowe Price Equity Series, Inc.
 Equity Income Portfolio ....................

T. Rowe Price International Series, Inc.
 International Stock Portfolio ..............

Warburg Pincus Trust
 Post-Venture Capital Portfolio .............

--------------
(1) Based on the results of OCC Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988 called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust"), at which time the Trust commenced operations. The total net assets for the Managed and Small Cap Portfolios immediately after the transaction were $682,601,380 and $139,812,573 respectively with respect to the Old Trust and for the Managed and Small Cap Portfolios, $51,345,103 and $8,129,274, respectively, with respect to the Trust. For the period prior to September 16, 1994, the performance figures above for the Managed and Small Cap Portfolios reflect the performance of the corresponding portfolios of the Old Trust.

     The average annual rates of total return shown above are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1+T)" -ERA. In the formula, P is a hypothetical investment of $1,000; T is the average annual total return; "is the number of years; and ERA is the withdrawal value at the end of the periods shown. These figures assume deduction of the maximum withdrawal charge that may be applicable to a particular period.

NON-STANDARD TOTAL RETURN


     Table 2 below shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period or that the Contract owner annuitizes at the end of the period. This table assumes no deferred sales charges.


                                                     TABLE 2

                                AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL
                                                                                                        FROM DATE
                                                                               FIVE           TEN        PORTFOLIO
                                                               ONE YEAR        YEARS         YEARS      ESTABLISHED
             FUND                                 DATE           ENDED         ENDED         ENDED        THROUGH
           PORTFOLIO                           ESTABLISHED     09/30/96      09/30/96      09/30/96      09/30/96
           ---------                           -----------     --------      --------      --------      --------

The Prudential Series Fund
 Diversified Bond Portfolio .................
 High Yield Bond Portfolio ..................
 Stock Index Portfolio ......................
 Equity Income Portfolio ....................
 Equity Portfolio ...........................
 Prudential Jennison Portfolio ..............
 Global Portfolio ...........................

AIM Variable Insurance Funds, Inc.
 AIM V.I. Growth And Income Fund ............
 AIM V.I. Value Fund ........................

Janus Aspen Series
 Growth Portfolio ...........................
 International Growth Portfolio .............

MFS Variable Insurance Trust
 Emerging Growth Series .....................
 Research Series ............................

                                                                                                         FROM DATE

                                                                              FIVE            TEN       PORTFOLIOS
                                                               ONE YEAR       YEARS          YEARS      ESTABLISHED
          SERIES FUND                             DATE           ENDED        ENDED          ENDED        THROUGH
           PORTFOLIO                           ESTABLISHED     09/30/96     09/30/96       09/30/96      09/30/96
           ---------                           -----------     --------     --------       --------      --------
OCC Accumulation Trust(1)
 Managed Portfolio ..........................
 Small Cap Portfolio ........................

T. Rowe Price Equity Series, Inc.
 Equity Income Portfolio ....................

T. Rowe Price International Series, Inc.
 International Stock Portfolio ..............

Warburg Pincus Trust
 Post-Venture Capital Portfolio .............

----------
(1) Based on the results of OCC Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988 called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust"), at which time the Trust commenced operations. The total net assets for the Managed and Small Cap Portfolios immediately after the transaction were $682,601,380 and $139,812,573 respectively with respect to the Old Trust and for the Managed and Small Cap Portfolios, $51,345,103 and $8,129,274, respectively, with respect to the Trust. For the period prior to September 16, 1994, the performance figures above for the Managed and Small Cap Portfolios reflect the performance of the corresponding portfolios of the Old Trust.

     Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.


                                                     TABLE 3

                                  CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL
                                                                                                         FROM DATE
                                                                              FIVE           TEN         PORTFOLIO
                                                               ONE YEAR       YEARS         YEARS       ESTABLISHED
             FUND                                 DATE           ENDED        ENDED         ENDED         THROUGH
           PORTFOLIO                           ESTABLISHED     09/30/96     09/30/96      09/30/96       09/30/96
           ---------                           -----------     --------     --------      --------       --------

The Prudential Series Fund
 Diversified Bond Portfolio .................
 High Yield Bond Portfolio ..................
 Stock Index Portfolio ......................
 Equity Income Portfolio ....................
 Equity Portfolio ...........................
 Prudential Jennison Portfolio ..............
 Global Portfolio ...........................

AIM Variable Insurance Funds, Inc.
 AIM V.I. Growth and Income Fund ............
 AIM V.I. Value Fund ........................

Janus Aspen Series
 Growth Portfolio ...........................
 International Growth Portfolio .............

MFS Variable Insurance Trust
 Emerging Growth Series .....................
 Research Series ............................


                                                                                                         FROM DATE
                                                                              FIVE           TEN        PORTFOLIOS
                                                               ONE YEAR       YEARS         YEARS       ESTABLISHED
          SERIES FUND                             DATE           ENDED        ENDED         ENDED         THROUGH
           PORTFOLIO                           ESTABLISHED     09/30/96     09/30/96      09/30/96       09/30/96
           ---------                           -----------     --------     --------      --------       --------
OCC Accumulation Trust(1)
 Managed Portfolio ..........................
 Small Cap Portfolio ........................

T. Rowe Price Equity Series, Inc.
 Equity Income Portfolio ....................

T. Rowe Price International Series, Inc.
 International Stock Portfolio ..............

Warburg Pincus Trust
 Post-Venture Capital Portfolio .............

----------
(1) Based on the results of OCC Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988 called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust"), at which time the Trust commenced operations. The total net assets for the Managed and Small Cap Portfolios immediately after the transaction were $682,601,380 and $139,812,573 respectively with respect to the Old Trust and for the Managed and Small Cap Portfolios, $51,345,103 and $8,129,274, respectively, with respect to the Trust. For the period prior to September 16, 1994, the performance figures above for the Managed and Small Cap Portfolios reflect the performance of the corresponding portfolios of the Old Trust.

MONEY MARKET SUBACCOUNT YIELD

     The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series Fund. All fees, expenses and charges associated with the DISCOVERY SELECT Annuity and the Series Fund have been reflected.


     The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended ____________ were ______ and ______, respectively.


     The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

     The deduction referred to above consists of the 1.25% charge for mortality and expense risks and the 0.15% charge for administration. It does not reflect the withdrawal charge.

     The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield--((base period return + 1) 365/7) -1.

     The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

COMPARATIVE PERFORMANCE INFORMATION

     Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS


                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                            TELEPHONE: (800) 445-4571

                                     PART C

                                OTHER INFORMATION

ITEM 24

                                    EXHIBITS

(a) Financial Statements

    To be added by pre-effective amendment.

(b) Exhibits

     (1) Resolutions of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Pruco Life of New Jersey Modified Guaranteed Annuity Account. (Note 1)

     (2) Agreements for custody of securities and similar investments--Not Applicable.

     (3) (a) Form of Distribution Agreement between Pruco Securities Corporation (Underwriter) and Pruco Life Insurance Company of New Jersey (Depositor). (Note 1)

         (b) Form of Selected Broker Agreement between Prudential Securities Incorporated and Pruco Securities Corporation with respect to sale of Contracts. (Note 1)

     (4) The Prudential DISCOVERY SELECT Contract. (Note 1)

     (5) Application form for the Contract. (Note 1)

     (6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 2)

         (b) By-laws of Pruco Life Insurance Company of New Jersey, as amended February 1, 1991. (Note 2)

     (7) Contract of reinsurance in connection with variable annuity contract-- Not Applicable.

     (8) Other material contracts performed in whole or in part after the date the registration statement is filed:

         (a) Form of Fund Participation Agreement. (Note 4 )

     (9) Opinion of Counsel and consent to its use as to legality of the securities being registered. (Note 3)

    (10) Written consent of Price Waterhouse, independent auditors. (Note 3)

    (11) All financial statements omitted from Item 23, Financial Statements-- Not Applicable.

    (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners-- Not Applicable.

    (13) Schedule of Performance Computations. (Note 3)

    (14) Powers of Attorney.
           William M. Bethke, Linda S. Dougherty, Ira J. Kleinman, Mendel A. Melzer, Esther H. Milnes I. Edward Price and William F. Yelverton (Note 1)

    (15) Written consent of Paul A. Haley F.S.A., M.A.A.A. actuary for Pruco Life of New Jersey (Note 3)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Post-Effective Amendment No. 17 to Form
         S-6 Registration No.2-89780, filed March 1, 1991, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 3) To be filed by pre-effective amendment

(Note 4) Incorporated by reference to Pre-effective Amendment Form N-4
         Registration No. 333-06701 filed June 26, 1996, on behalf of the Pruco Life Flexible premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     Incorporated by reference to the Pruco Life of New Jersey Flexible Premium Variable Annuity Account prospectus under "Directors and Officers" contained in Part A of this registration statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a corporation organized under the laws of New Jersey, is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America, ("The Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of The Prudential and short descriptions of each are set forth on the following pages.

     Pruco Life of New Jersey may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, Pruco Life of New Jersey Single Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant), the Pruco Life of New Jersey Modified Guaranteed Annuity Account and the Pruco Life of New Jersey Variable Contract Real Property Account (separate accounts of Pruco Life of New Jersey).

     The above-referenced separate accounts, along with The Prudential and certain of The Prudential's separate accounts, hold all the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Delaware Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of The Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

     In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of The Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940.

ITEM 27. NUMBER OF CONTRACT OWNERS

     No contracts offered by Registrant will be sold prior to the effective date of this Registration Statement.

ITEM 28. INDEMNIFICATION

     The Prudential Directors' and Officers' Liability and Corporation Reimbursement Insurance Program, purchased by The Prudential from Aetna Casualty & Surety Company, CNA Insurance Companies, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides reimbursement for "Loss" (as defined in the policies) which the Company pays as indemnification to its directors or officers resulting from any claim for any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties in their capacities as directors or officers of The Prudential, any of its subsidiaries, or certain investment companies affiliated with The Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are uninsurable under the law pursuant to which the policies are construed.

     There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or fraudulent acts or omissions or the willful violation of any law by a director or officer, (2) claims based on or attributable to directors or officers gaining personal profit or advantage to which they were not legally entitled, and (3) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

     The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

     The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of The Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The relevant provisions of Arizona law, Arizona being the state of organization of Pruco Life, can be found in Section 10-005 of the Arizona Statutes Annotated. The text of The Prudential's by-law 26, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) of Post-Effective Amendment No. 1 to Form S-6, Registration No. 33-61079, filed April 25, 1996, on behalf of The Prudential Variable Appreciable Account. The text of Pruco Life's by-laws, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (6)(b) to this Registration Statement.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS



(a) Pruco Securities Corporation also acts as principal underwriter for the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Variable Universal Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life Modified Guaranteed Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Modified Guaranteed Annuity Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Single Premium Variable Annuity Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Qualified Individual Variable Contract Account, Prudential's Annuity Plan Account, Prudential's Investment Plan Account, Prudential's Annuity Plan Account-2, Prudential's Gibraltar Fund, and The Prudential Series Fund, Inc.


(b) Name and Principal                   Positions and Offices
     Business Address                     with Underwriter
    ------------------                   ---------------------
    William Frisby Yelverton*           Chairman and Director
    Richard Topp*                       President and Director
    E. Michael Caulfield*               Director
    Joseph Mahoney*                     Director
    James Avery Jr.*                    Director
    Douglas Wade Henderson*             Director
    Richard Painter**                   Director
    Lisa Ramaswamy**                    Chief Financial Officer and Comptroller
    Clifford E. Kirsch*                 Chief Legal Officer and Secretary
--------------
  * Principal Business Address: Prudential Plaza, Newark, NJ 07102
 ** Principal Business Address: 1111 Durham Avenue, South Plainfield, NJ 07080

(c)   Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books or other documents required to be maintained by Section 31 (a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, Prudential Plaza, Newark, New Jersey 07102-3777.

ITEM 31. MANAGEMENT SERVICES

     Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Registrant hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Registrant.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Newark, and the State of New Jersey, on this 18th day of December, 1996.

     THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                                  (REGISTRANT)

                 BY: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                                   (DEPOSITOR)


Attest:  /s/ CLIFFORD E. KIRSCH            *By: /s/ ESTHER H. MILNES
--------------------------------------         ---------------------------------
             Clifford E. Kirsch                     Esther H. Milnes
             Chief Legal Officer                    President

     As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         Signature and Title              December 18, 1996
         -------------------


  /s/ *
--------------------------------------
      Esther Milnes
      President and Director

  /s/ *

--------------------------------------
      Linda S. Dougherty
      Chief Accounting Officer, Vice
      President and Comptroller


  /s/ *
--------------------------------------
      William M. Bethke
      Director


  /s/ *
--------------------------------------     *By: /s/ CLIFFORD E. KIRSCH
      Ira J. Kleinman                          ---------------------------------
      Director                                      Clifford E. Kirsch
                                                    (Attorney-in-fact)

  /s/ *
--------------------------------------
      Mendel A. Melzer
      Director


  /s/ *
      I. Edward Price
--------------------------------------
      Director


  /s/ *
--------------------------------------
      William F. Yelverton
      Chairman of the Board and Director

                                  EXHIBIT INDEX

   (1)     Resolutions of the Board of Directors.................... Page C-8
   (3)(a)  Form of Distribution Agreement........................... Page C-13
      (b)  Form of Selected Broker Agreement ....................... Page C-19
   (4)     The DISCOVERY SELECT Contract............................ Page C-32
   (5)     Application Form for the Contract ....................... Page C-53
  (14)     Powers of Attorney ...................................... Page C-57